UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

California Micro Devices Corporation

(Name of Subject Company)

California Micro Devices Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

130439 10 2

(CUSIP Number of Class of Securities)

Robert V. Dickinson

President and Chief Executive Officer

California Micro Devices Corporation

490 N. McCarthy Boulevard, #100

Milpitas, CA 95035

(408) 263-3214

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Stephen M. Wurzburg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9, together with any Exhibits or Annexes hereto (this “Schedule 14D-9”), relates is California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”). The address of the principal executive offices of the Company is 490 N. McCarthy Boulevard, #100, Milpitas, California 95035. The telephone number for California Micro Devices at that address is (408) 263-3214.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the “Common Stock”). As of the opening of business on December 14, 2009, there were 23,073,189 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Pac-10 Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON Semiconductor”), disclosed in a Tender Offer Statement on Schedule TO, dated December 28, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $4.70 per share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2009. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 14, 2009 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among ON Semiconductor, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company (the “Merger”), and each share of Common Stock that is issued and outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) Purchaser, ON Semiconductor, any subsidiary of ON Semiconductor or the Company, which will be canceled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price (or any higher price per share of Common Stock that is paid in the Offer) and will automatically be cancelled and cease to exist. Upon the effective time of the Merger (the “Effective Time”), the Company will become an indirect, wholly-owned subsidiary of ON Semiconductor. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. A copy of the Merger Agreement and Schedule TO may also be found at www.cmd.com by clicking on “Investor Relations” and then “Reports and Filings” and then “SEC Filings.”

As set forth in the Schedule TO, the address of the principal executive offices of ON Semiconductor and Purchaser is 5005 E. McDowell Road, Phoenix, Arizona 85008.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth below in this Item 3 or Item 4, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) its executive officers, directors or affiliates; or (2) ON Semiconductor, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with the right of ON Semiconductor and Purchaser pursuant to the Merger Agreement to designate a certain number of persons to the board of directors of the Company (the “California Micro Devices Board”) following acceptance for payment of shares of Common Stock pursuant to and subject to the conditions of the Offer (such time hereinafter referred to as the “Offer Closing”).

(a) Arrangements with Current Executive Officers and Directors of the Company.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change of control” applies, unless otherwise stated, the consummation of the Offer would constitute a change of control.

Interests of Certain Persons

Certain members of management and the California Micro Devices Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The California Micro Devices Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Director and Officer Exculpation, Indemnification and Insurance

The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent permitted under Delaware law. In addition, the Charter and bylaws of the Company (the “Bylaws”) provide that the Company is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law and must advance expenses incurred in defending a civil or criminal action, suit or proceeding to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or other officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor.

The Company also has entered into indemnification agreements with each of its directors and executive officers requiring the Company to indemnify and hold harmless each of its directors and executive officers to the fullest extent authorized or permitted by the provisions of the Charter and the DGCL. These agreements provide that following a change of control, independent counsel, rather than the Company’s directors or stockholders, is to determine whether the applicable conduct standard for entitlement to indemnification has been satisfied. This description of the indemnification agreements between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

The Merger Agreement provides that, for a period of six years following the Effective Time (subject to extension with respect to claims that arise during such six-year period and that remain unresolved at the end of such period), ON Semiconductor will cause the surviving company to honor all of the Company’s obligations to indemnify and hold harmless each present and former director, officer and employee of the Company against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the date of the Merger Agreement or, if entered into after the date of the Merger Agreement in compliance with the covenants in the Merger Agreement, at the Effective Time.

In addition, the Merger Agreement provides that, prior to the Effective Time, ON Semiconductor will purchase “tail” officers’ and directors’ liability insurance policies, which will provide each indemnified party with coverage for six years following the Effective Time on terms and conditions no less favorable than the Company’s existing directors’ and officers’ liability insurance, provided that the aggregate premium for such tail policies will not be greater than 175% of the annual premium paid by the Company for its existing insurance. The Company has received a quotation from its insurance broker that its carrier should be able to provide such tail policies for a premium falling within that limit.

Effect of the Offer and the Merger on Stock Options, Restricted Shares and Restricted Stock Units Granted under the Company’s Stock Incentive Plans to Executive Officers and Outside Directors

Treatment of Stock Options Held By Executive Officers and Outside Directors

All options to purchase Common Stock that are outstanding on the date of consummation of the Merger (the “Closing Date”), whether or not exercisable or vested, will be exchanged for options to purchase shares of common stock of ON Semiconductor at a ratio equal to $4.70 divided by the average closing price per share of ON Semiconductor’s common stock on the NASDAQ stock market for the five trading days immediately preceding the date on which the Effective Time occurs. The exercise price per share for the ON Semiconductor options will be equal to the exercise price per share of the Company options multiplied by the ratio of the average closing price per share of ON Semiconductor’s common stock on the NASDAQ stock market for the five trading days preceding the date on which the Effective Time occurs to $4.70.

Options Held By Executive Officers

All options held by the Company’s executive officers contain a “double trigger” partial acceleration provision, that is, the vesting of the option partially accelerates in the event there is a change in control of the Company and the officer is subsequently terminated without “cause” or resigns for “good reason.” The completion of the Offer will constitute the first “trigger” of this partial acceleration provision, and therefore if the officer’s employment is terminated after completion of the Offer without “cause” or by resignation for “good reason,” then the vesting of the replacement option issued by ON Semiconductor will partially accelerate. The partial accelerated vesting for options held by the Company’s Chief Executive Officer, or CEO, Mr. Dickinson, is two years (or the remaining vesting period, if shorter) and the partial accelerated vesting for options held by the other officers of the Company is one year (or the remaining vesting period, if shorter). In the case of each of the Company’s CEO and Chief Financial Officer, or CFO, if he is not the CEO or CFO, respectively, of the acquirer and he subsequently resigns, then the resignation will be deemed to be for “good reason.” As a result of this definition of “good reason” and by virtue of the fact that the Company’s CEO and CFO will not become the CEO and CFO, respectively, of ON Semiconductor upon completion of the Merger, the Company’s CEO and CFO will effectively be entitled to the partial accelerated vesting of the replacement options issued by ON Semiconductor as they could obtain such acceleration by resigning following the Merger. An executive officer whose employment terminates without cause or who resigns for good reason within one year of the change in control resulting from the Merger will have one year to exercise his vested options.

The table below shows, for each executive officer of the Company as of December 14, 2009, each option held by such officer, the number of vested and unvested shares subject to the option, the per share exercise price, the potential economic value of the replacement option issued by ON Semiconductor based on the difference between the applicable per share exercise price and the $4.70 price offered in the Offer, and the economic value of the option assuming, for these purposes, partial acceleration as described above at the completion of the Offer and based on the difference between the applicable per share exercise price and the $4.70 price offered in the Offer:

Name of Executive Officer	Number of Vested Shares Subject to Option	Number of Unvested Shares Subject to Option	Exercise Price Per Share	Potential Economic Value of Replacement ON Semiconductor Option	Economic Value Assuming “Double Trigger” Partial Acceleration
Robert V. Dickinson	125,000	0	$6.40	$0	$0
	225,000	0	$6.40	$0	$0
	70,312	0	$5.00	$0	$0
	150,000	0	$5.95	$0	$0
	125,000	0	$6.64	$0	$0
	25,000	0	$6.64	$0	$0
	101,563	23,437	$4.37	$41,250	$41,250
	70,313	54,687	$3.70	$125,000	$125,000
	39,063	85,937	$3.12	$197,500	$160,469

Total	931,251	164,061	—	$363,750	$326,719

Kevin J. Berry	5,000	0	$7.11	$0	$0
	142,188	32,812	$3.67	$180,250	$180,250
	21,094	16,406	$3.70	$37,500	$30,469
	7,031	5,469	$3.70	$12,500	$10,156
	15,625	34,375	$3.12	$79,000	$47,729

Total	190,938	89,062	—	$309,250	$268,604

Kyle D. Baker	50,000	0	$8.05	$0	$0
	50,000	0	$8.05	$0	$0
	30,000	0	$5.06	$0	$0
	6,775	0	$4.50	$1,355	$1,355
	50,000	0	$5.95	$0	$0
	37,500	0	$6.64	$0	$0
	37,500	0	$6.64	$0	$0
	30,469	7,031	$4.37	$12,375	$12,375
	10,156	2,344	$4.37	$4,125	$4,125
	21,094	16,406	$3.70	$37,500	$30,469
	7,031	5,469	$3.70	$12,500	$10,156
	15,625	34,375	$3.12	$79,000	$47,729

Total	346,150	65,625	—	$146,855	$106,209

Daniel Hauck	65,625	84,375	$3.36	$201,000	$142,375

Total	65,625	84,375	—	$201,000	$142,375

Juergen Lutz	150,000	0	$6.83	$0	$0
	30,469	7,031	$4.37	$12,375	$12,375
	10,156	2,344	$4.37	$4,125	$4,125
	21,094	16,406	$3.70	$37,500	$30,469
	7,031	5,469	$3.70	$12,500	$10,156
	15,625	34,375	$3.12	$79,000	$47,729

Total	234,375	65,625	—	$145,500	$104,854

Name of Executive Officer	Number of Vested Shares Subject to Option	Number of Unvested Shares Subject to Option	Exercise Price Per Share	Potential Economic Value of Replacement ON Semiconductor Option	Economic Value Assuming “Double Trigger” Partial Acceleration
Manuel H. Mere	16,000	0	$6.70	$0	$0
	30,469	7,031	$4.37	$12,375	$12,375
	12,500	0	$12.50	$0	$0
	12,500	0	$12.50	$0	$0
	7,500	0	$6.70	$0	$0
	6,650	0	$5.06	$0	$0
	40,000	0	$5.95	$0	$0
	37,500	0	$6.64	$0	$0
	27,500	0	$6.64	$0	$0
	10,156	2,344	$4.37	$4,125	$4,125
	21,094	16,406	$3.70	$37,500	$30,469
	7,031	5,469	$3.70	$12,500	$10,156
	15,625	34,375	$3.12	$79,000	$41,146

Total	244,525	65,625	—	$145,500	$98,271

Options Held By Outside Directors

All options held by our outside directors contain a “single trigger” full acceleration provision, that is, the option vests in full in the event there is a change in control of the Company. The completion of the Offer will constitute a change in control of the Company for purposes of this acceleration provision, and therefore all options held by our outside directors will become fully vested upon completion of the Offer and the replacement options issued by ON Semiconductor upon completion of the Merger will also be fully vested. A director will have one year from when his directorship ceases following the change in control resulting from the Merger to exercise his vested options.

The table below shows, for each outside director as of December 14, 2009, each option held by such director, the number of vested and unvested shares subject to the option, the per share exercise price and the economic value of the option after giving effect to the full acceleration that will occur at the completion of the Offer and based on the difference between the applicable exercise price and the $4.70 price offered in the Offer:

Name of Outside Director	Number of Vested Shares Subject to Option	Number of Unvested Shares Subject to Option	Exercise Price Per Share	Economic Value “Single Trigger” Acceleration
Jon S. Castor	0	20,000	$2.63	$41,400

Total	0	20,000	—	$41,400

John Fichthorn	0	20,000	$3.16	$30,800

Total	0	20,000	—	$30,800

J. Michael Gullard	0	20,000	$3.16	$30,800

Total	0	20,000	—	$30,800

Kenneth Potashner	0	20,000	$3.16	$30,800

Total	0	20,000	—	$30,800

David Wittrock	3,000	0	$2.75	$5,850
	8,000	0	$5.95	$0
	10,000	0	$6.64	$0
	8,125	1,875	$4.30	$4,000
	5,625	4,375	$3.70	$10,000
	10,000	0	$3.12	$15,800
	2,497	7,503	$3.16	$15,400

Total	47,247	13,753	—	$51,050

Dr. Edward Ross	15,000	0	$5.40	$0
	10,000	0	$5.95	$0
	10,000	0	$6.64	$0
	8,125	1,875	$4.30	$4,000
	5,625	4,375	$3.70	$10,000
	10,000	0	$3.12	$15,800
	2,497	7,503	$3.16	$15,400

Total	61,247	13,753	—	$45,200

Treatment of Restricted Shares Held By Executive Officers

On November 25, 2009, the Company made awards of restricted stock to its executive officers that, subject to continued employment, vest ratably over 16 fiscal quarters, starting with the fourth quarter of fiscal 2010 (January 1, 2010 to March 31, 2010), based on Company performance. During the first five quarters, vesting is based on revenue and operating cash performance, with the California Micro Devices Board to determine the vesting metrics for future fiscal years once the annual operating plan for each year has been approved. In the event of a change of control, these awards automatically revert to time-based vesting. These awards were one-half of the number of options that the Company historically awarded such persons each year and count double against the pool of available shares under the Company’s 2004 Omnibus Incentive Compensation Plan.

Under the Merger Agreement, restricted shares held by Company executive officers will be converted in the Merger into restricted cash based on the $4.70 per share price in the Offer, with the performance vesting converted into time-based vesting, with 25% of the cash vesting on November 25, 2010 and 6.25% of the cash vesting each calendar quarter thereafter. In the event the employment of any officer, other than the Company’s CEO, is subsequently terminated without “cause” or there is a resignation for “good reason,” one-year’s vesting will be accelerated. In the event the employment of the Company’s CEO is subsequently terminated without “cause” or there is a resignation for “good reason,” the vesting will be accelerated in full. In the case of each of the Company’s CEO and CFO, if he is not the CEO or CFO, respectively, of the acquirer and he subsequently resigns, then the resignation will be deemed to be for “good reason.” As a result of this definition of “good reason” and by virtue of the fact that the Company’s CEO and CFO will not become the CEO and CFO, respectively, of ON Semiconductor, upon completion of the Merger, the Company’s CEO and CFO will effectively be entitled to the accelerated payments as they could obtain such payments by resigning following the Merger.

The table below shows, for each executive officer, the number of restricted shares held by such officer, the potential economic value of the restricted cash payment (subject to continued employment) and the economic value of the restricted cash payment assuming, for these purposes, acceleration as described in the previous paragraph at the completion of the Merger and based on the $4.70 price offered in the Merger:

Name of Executive Officer	Number of Restricted Shares	Economic Value of Restricted Cash Payment (Subject to Continued Employment)	Economic Value of Restricted Cash Payment Assuming “Double Trigger” Acceleration
Robert V. Dickinson	62,500	$293,750	$293,750
Kevin J. Berry	25,000	$117,500	$29,375
Kyle D. Baker	25,000	$117,500	$29,375
Daniel Hauck	25,000	$117,500	$29,375
Juergen Lutz	25,000	$117,500	$29,375
Manuel H. Mere	25,000	$117,500	$29,375

Total	187,500	$881,250	$440,625

Treatment of Restricted Stock Units Held By Outside Directors

The California Micro Devices Board approved changes to the compensation for its outside directors, completing a process that had begun with the appointment of Mr. Castor as a director in July 2009, but which had been deferred during the proxy contest. Following discussions in October 2009, the newly comprised Compensation Committee in November 2009 engaged an outside consultant to advise regarding appropriate director compensation. The result of the California Micro Devices Board and Compensation Committee review, which considered the consultant’s advice, was to recommend that the Company adopt the meeting fees approved by the California Micro Devices Board and described in the Company’s Form 8-K dated November 25, 2009. The two remaining items to address from that study were equity and annual retainers.

No changes were made to the policy with respect to the options component of equity awards, and as a result no new options have been issued to directors at this time. Determining that restricted stock units should be part of the equity compensation for directors, on December 12, 2009, the Company made awards of restricted stock units under the Company’s 2004 Omnibus Incentive Compensation Plan, which upon vesting settle at no charge into the Company’s common stock. The four new directors, Messrs. Castor, Fichthorn, Gullard and Potashner, were each granted 5,000 units which vest ratably over three years in annual increments. The two continuing directors, Messrs. Ross and Wittrock, were each granted 2,500 units which vest upon the first to occur of one year or the next annual stockholders meeting.

Under the Merger Agreement, all restricted stock units held by the Company’s outside directors will vest immediately prior to consummation of the Offer and then shall be deemed settled and the shares issued upon such settlement shall be deemed tendered in the Offer. The table below shows, for each outside director, the number of restricted stock units held by such director, and the economic value of the restricted stock units after giving effect to the full acceleration that will occur at the completion of the Offer and based on the $4.70 price offered in the Offer:

Name of Outside Director	Number of Restricted Stock Units	Economic Value of Restricted stock units (“Single Trigger” Acceleration)
Jon S. Castor	5,000	$23,500
John Fichthorn	5,000	$23,500
J. Michael Gullard	5,000	$23,500
Kenneth Potashner	5,000	$23,500
Dr. Ed Ross	2,500	$11,750
David Wittrock	2,500	$11,750

Total	25,000	$117,500

Effect of the Merger Agreement on the Company’s Employee Stock Purchase Program

The Merger Agreement provides that the Company will, with respect to the Company’s 1995 Employee Stock Purchase Plan (the “Purchase Plan”), take any and all actions as are necessary to ensure that (1) participants do not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, (2) no offering or purchase period is commenced after the date of the Merger Agreement, (3) each participant’s outstanding rights to purchase shares under the Purchase Plan terminate no later than the third business day immediately prior to the date on which the Effective Time occurs; provided that all amounts allocated to each participant’s account under the Purchase Plan as of such date will be used to purchase whole shares of Common Stock from the Company at the applicable price determined under the terms of the Purchase Plan for the then outstanding offering periods using such date as the final purchase date for each such offering period and (4) the Purchase Plan shall terminate immediately following such termination. Under the Purchase Plan, participants in the current offering period will be able to purchase their shares at the applicable discount and price provided under the Purchase Plan.

Further details regarding the effect of the Merger Agreement on the Purchase Plan may be found in the Merger Agreement. A copy of the Purchase Plan is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Amendment to Rights Agreement

On December 11, 2009, the Company entered into an Amendment to Rights Agreement (the “Rights Agreement Amendment”) to amend that certain Rights Agreement dated as of September 24, 2001, with Mellon Investor Services LLC as “Rights Agent” (the “Rights Agreement”). The purpose and effect of the Rights Agreement Amendment was to terminate the Rights Agreement and eliminate the so-called “stockholders rights plan” as authorized by the California Micro Devices Board on August 8, 2009. Pursuant to the Rights Agreement Amendment, the Series A Participating Preferred Stock Purchase “Rights” which accompanied the Common Stock expired as of the close of business on December 11, 2009, and the Rights Agreement terminated on such date.

A copy of the Rights Agreement Amendment is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

(b) Arrangements with ON Semiconductor and Purchaser.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The representations and warranties included in the Merger Agreement were made by California Micro Devices, Purchaser and ON Semiconductor for the benefit of each other for purposes of the Merger Agreement. These representations and warranties were made as of specific dates and are in some cases subject to important qualifications, limitations and supplemental information agreed to by California Micro Devices, Purchaser and ON Semiconductor in connection with negotiating the terms of the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk among California Micro Devices, Purchaser and ON Semiconductor or establishing the circumstances in which Purchaser and ON Semiconductor are not obligated to close the Offer if the representations and warranties of California Micro Devices prove to be untrue due to a change in circumstance or otherwise, rather than to establish matters as facts. Moreover, the representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders, and information concerning the subject matter of such representations and warranties may change after the dates specified in the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties and other provisions of the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and the Offer to Purchase provided by ON Semiconductor and Purchaser for information regarding the parties. Although the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the parties to the Merger Agreement as of a specific date, any specific material facts that qualify the representations and warranties in the Merger Agreement and are material to stockholders have been disclosed in this Schedule 14D-9 or in the information incorporated by reference herein, as applicable.

Cash Consideration Payable Pursuant to the Offer

If the Company’s outside directors and executive officers were to tender the shares of Common Stock they own for purchase pursuant to the Offer, as they committed to do pursuant to their individual Tender and Voting Agreements with ON Semiconductor, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If pursuant to such commitments the outside directors and executive officers were to tender all of their shares of Common Stock (excluding restricted shares and the shares of Common Stock issuable pursuant to the exercise of Company stock options or pursuant to the vesting of any Company restricted stock units) for purchase pursuant to the Offer and those shares of Common Stock were accepted for purchase and purchased by Purchaser, the outside directors and executive officers would receive an aggregate of $219,734 in cash, without interest, less any required tax withholdings. This excludes the $9,517,552 receivable by funds affiliated with Dialectic Capital Management LLC, of which Company director John Fichthorn is an affiliate, for the tender of its 2,025,011 shares of Common Stock.

The following table sets forth, as of December 14, 2009, for each outside director and executive officer of California Micro Devices, the cash consideration such individual would receive if such individual were to tender all of the shares of Common Stock (excluding restricted shares and the shares of Common Stock issuable pursuant to the exercise of Company stock options or pursuant to the settlement of any Company restricted stock units upon their vesting) owned by such individual. The share amounts in the following table do not include restricted shares owned by each executive officer, as these restricted shares will not be tendered in the Offer but will instead be converted at the completion of the Merger into restricted cash paid out over time and subject to continued employment. See “Treatment of Restricted Shares Held By Executive Officers” above.

Name	Number of Shares of Common Stock		Aggregate Cash Payment
Dr. Edward C. Ross	3,500		$16,450
Jon S. Castor	—		—
David L. Wittrock	10,000		$47,000
John Fichthorn	—	*	—	*
J. Michael Gullard	—		—
Kenneth Potashner	—		—
Robert V. Dickinson	22,000		$103,400
Kevin J. Berry	6,000		$28,200
Kyle D. Baker	2,000		$9,400
Daniel Hauck	—		—
Juergen Lutz	—		—
Manuel H. Mere	3,252		$15,284

Total	46,752		$219,734

*	Excludes 2,025,011 shares held by funds affiliated with Dialectic Capital Management of which Mr. Fichthorn is a managing member.

Treatment of California Micro Devices Equity Awards; Section 16 Matters

The Merger Agreement provides that, at the Effective Time, stock options, restricted stock units and restricted shares will be treated as follows as further described above:

•

Stock Options. ON Semiconductor will assume each outstanding stock option of the Company, which will thereafter be exercisable for the number of shares of common stock of ON Semiconductor determined by multiplying the number of shares of Common Stock subject to such stock option immediately prior to the Effective Time by a fraction, the numerator of which is the Offer Price and the denominator of which is the average closing price per share of ON Semiconductor’s common stock on the NASDAQ Stock Market on the five trading days immediately preceding the date on which the Effective Time occurs. The exercise price of each stock option will be the prior exercise price divided by such fraction. The stock options issued by ON Semiconductor will otherwise be subject to the same terms and conditions of the Company’s stock options.

•

Restricted Stock Units. At the Offer Closing, each director will receive acceleration of 100% of the unvested portion of all outstanding restricted stock units of the Company. The resulting shares of Common Stock shall be issued to the directors and deemed tendered in connection with the Offer.

•	Restricted Shares. Restricted shares held by the Company’s executive officers will be converted into cash, which will be paid out over time according to the applicable vesting schedule.

As of December 14, 2009, the Company’s executive officers and outside directors held:

•

Stock options to purchase 2,763,237 shares of Common Stock in the aggregate, 2,121,358 of which were vested and exercisable as of that date, with exercise prices per share ranging from $2.63 to $12.50;

•	25,000 restricted stock units, none of which were vested as of that date; and

•	187,500 restricted shares, none of which were vested as of that date.

On December 12, 2009, the California Micro Devices Board adopted resolutions to cause any dispositions of shares, options to acquire shares or any other dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is subject to Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

Effect of the Offer on Employee Benefits

From the Offer Closing until the Merger, ON Semiconductor will permit the Company to continue the employment, compensation and benefits of its employees on the same or substantially similar terms and conditions in all material respects. After the Merger, ON Semiconductor will permit all continuing employees of the Company to participate in the benefit plans, programs, and arrangements of ON Semiconductor to the same extent as similarly situated employees of ON Semiconductor. For a period of one year following the Merger, ON Semiconductor has agreed to provide or cause to be provided to each continuing employee who is not a participant in the Company’s executive severance plan severance benefits that are equal to the severance benefits that would have been provided by the Company. These benefits are two weeks of severance pay plus an additional week of severance pay for every year of service, up to a total severance pay of seven weeks. ON Semiconductor has also agreed to assume and honor in accordance with their terms the Company’s executive severance plan and related supplemental employment terms agreements for executive officers of the Company. Under these arrangements, the Company must pay executive officers severance pay of 12 months base salary, generally to be paid monthly, if their employment is terminated without “cause” or if they resign for “good reason,” except that Mr. Berry would receive severance pay for 18 months and Mr. Dickinson would receive severance pay for 24 months. Each executive officer also is entitled to receive COBRA benefits until the earlier of when he (a) ceases to receive severance pay or (b) loses eligibility for COBRA, except that for an executive officer eligible for Medicare, in lieu of COBRA, the Company will reimburse Medicare premiums during the period severance is paid up to the amount of COBRA.

Severance Benefits

The table below shows the value of these benefits if the executive officers’ employment was terminated without “cause” or if he were to have resigned with “good reason” on December 14, 2009, in connection with a change in control of the Company:

Name and Principal Position	Severance Pay ($)	COBRA benefits (1)(2)($)	Total Benefit ($)
Robert V. Dickinson	756,900	26,730	783,630
President and Chief Executive Officer

Kevin J. Berry	358,372	34,546	392,918
Chief Financial Officer

Kyle D. Baker	238,916	23,032	261,948
Vice President, Marketing

Daniel Hauck	230,886	23,032	253,918
Vice President, Sales

Juergen Lutz	238,916	6,850	245,766
Vice President, Engineering

Manuel H. Mere	230,886	6,868	237,754
Vice President, Operations and Information Systems

(1)	Calculated using the same assumptions used for financial reporting under generally accepted accounting principles.
(2)	Assumes for Mr. Dickinson, who is eligible for Medicare, that he is paid an equivalent amount to COBRA benefits for 18 months.

Upon resignation from the California Micro Devices Board, at the Offer Closing or the Effective Time, the annual retainer fees payable to each of the non-employee directors will be accelerated and paid in full. Please see the section of the Information Statement entitled “Fiscal 2009 Non-Employee Director Compensation” for a description of these retainer fees.

In connection with the Merger, to the extent permitted by applicable law and the applicable employee benefit plans, ON Semiconductor has agreed to ensure that employees of the Company and its subsidiaries as of the Effective Time receive credit (for all purposes including eligibility to participate, vesting, level of benefits such as vacation entitlement) for service with the Company and its subsidiaries (to the same extent such service credit was granted under the Company’s benefit plans) under the comparable employee benefit plans, programs and policies of ON Semiconductor and its subsidiaries (including the Company after the Merger) in which such employees became participants.

The Company has agreed to terminate its 401(k) plan effective on the day immediately prior to the Closing Date, if requested by ON Semiconductor. If ON Semiconductor requires the Company to terminate the 401(k) plan, continuing employees will be permitted to make rollover contributions and any loans will not become due as a result of the Merger.

Tender and Voting Agreement

In connection with the Merger Agreement and the Merger, the Company’s directors and executive officers and Company stockholder Dialectic Capital entered into Tender and Voting Agreements with ON Semiconductor on December 14, 2009, pursuant to which they have committed to accept the Offer and tender all shares of Common Stock beneficially owned by them in the Offer, which shares represent approximately 9% of the outstanding shares of Common Stock.

A copy of the forms of Tender and Voting Agreement are filed as Exhibit (e)(9) and Exhibit (e)(10) hereto and are incorporated herein by reference.

Confidentiality Agreement

On April 30, 2009, ON Semiconductor and California Micro Devices entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, ON Semiconductor and California Micro Devices agreed to furnish the other party, on a confidential basis, with certain information concerning their respective businesses in connection with the evaluation of a possible transaction between ON Semiconductor and California Micro Devices and agreed not to solicit for employment or hire specified employees of the other party for one year following the date of the Agreement. In addition, ON Semiconductor agreed to “stand-still provisions” for the benefit of California Micro Devices.

A copy of the Confidentiality Agreement is filed as Exhibit (e)(11) hereto and is incorporated herein by reference. The Confidentiality Agreement has been amended as described below.

On November 26, 2009, ON Semiconductor and California Micro Devices entered into an exclusivity agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, California Micro Devices agreed that prior to the earlier of December 18, 2009 or the execution of a definitive agreement, it would not, and would not permit any of its officers, directors, employees, agents or representatives to, (a) initiate contact with, (b) make, solicit, or encourage any inquiries or proposals from, (c) enter into, or participate in, any discussions or negotiations with, (d) disclose, directly or indirectly, any information not customarily disclosed concerning the business and properties of the Company to, (e) approve, endorse or recommend any proposal from, or enter into any letter of intent or agreement related to any proposal from or (f) afford any access to any of the Company’s respective properties, books and records to, any person, other than ON Semiconductor and its representatives and advisors, in connection with any proposal relating to any transaction involving the purchase or acquisition of common stock or assets of the Company. California Micro Devices further agreed to immediately cease all discussions, communications and negotiations in respect of any acquisition proposal and during the exclusivity period agreed to notify ON Semiconductor in writing immediately if the Company or any of its respective agents, advisors or representatives received any interest or inquiry regarding an acquisition.

A copy of the Exclusivity Agreement is filed as Exhibit (e)(12) hereto and is incorporated herein by reference.

On December 14, 2009, ON Semiconductor and California Micro Devices entered into an amendment to the Confidentiality Agreement (the “Amendment”). Under the terms of the Amendment, ON Semiconductor and California Micro Devices agreed to waive the “stand-still provisions” set forth in the Confidentiality Agreement and to extend the termination date of the Confidentiality Agreement to December 31, 2010.

A copy of the Amendment is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.

Representation on the Company’s Board of Directors

Pursuant to the terms of the Merger Agreement, promptly upon the acceptance for payment of, and payment by ON Semiconductor or Purchaser for, any shares of Common Stock pursuant to the Offer, ON Semiconductor or Purchaser shall be entitled to designate such number of members of the California Micro Devices Board as, subject to the below proviso, will give ON Semiconductor representation equal to at least that number of directors, rounded up to the next whole number, which is the product of (1) the total number of directors (giving effect to any increase in the number of members of the California Micro Devices Board as a result of the appointment of ON Semiconductor’s designees) multiplied by (2) the percentage that (A) such number of shares of Common Stock so accepted for payment and paid for pursuant to the Offer bears to (B) the number of shares of Common Stock outstanding at the time that Purchaser purchases shares of Common Stock pursuant to the Offer, and California Micro Devices shall, at such time, cause such designees to be so elected; provided, that until the Effective Time, at least three independent directors will remain on the California Micro Devices Board. As a result, Purchaser will have the ability to designate at least a majority of the California Micro Devices Board following consummation of the Offer.

After the election or appointment of the directors designated by ON Semiconductor to the California Micro Devices Board and prior to the Effective Time, under the terms of the Merger Agreement, the affirmative vote of a majority of the independent directors of the California Micro Devices Board is required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) amend any organizational documents of the Company and its subsidiaries; (iii) extend the time for performance of ON Semiconductor’s or the Purchaser’s obligations or other acts under the Merger Agreement; (iv) exercise rights under the Merger Agreement by the Company; (v) waive any of the Company’s rights under the Merger Agreement; or (vi) take any action adversely affecting the rights of the stockholders of the Company (other than ON Semiconductor or Purchaser).

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

At a meeting held on December 12, 2009, the California Micro Devices Board unanimously:

(1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

(2) declared that it is in the best interests of the Company’s stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement;

(3) declared that the terms of the Offer and the Merger are fair to the Company’s stockholders; and

(4) recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

Accordingly, the California Micro Devices Board unanimously recommends that the holders of Common Stock accept the Offer, tender their shares of Common Stock pursuant to the Offer, and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the California Micro Devices Board’s recommendation is filed as Exhibit (a)(2)(i) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

Background of the Offer

Immediately prior to Mr. Dickinson beginning his tenure as the Company’s CEO in April 2001, most of the Company’s revenue derived from semiconductor and thin film resistor network devices for the telecom infrastructure and PC markets. The Company had thousands of products, many of which were old and generated limited revenue; owned one semiconductor fabrication plant (or “fab”) and one thin film fab; and performed its device testing internally.

Now, in fiscal 2010, most of the Company’s revenue is derived from circuit protection semiconductor devices for mobile handsets, digital consumer electronics and personal computer products, and recently, high brightness LED markets. The Company has a focused product portfolio, with a majority of its revenue generated from less than 100 relatively new products. In addition, the Company is now “fabless” and outsources all of its production and testing.

Largely as a result of these strategic changes, the Company became profitable and the Company’s annual revenues grew to approximately $70 million in fiscal 2006 and 2007. The Company was also able to substantially improve its cash position during this period, from a negative net cash position (including long-term debt) at the end of fiscal 2002 to a net cash position of approximately $50 million at the end of fiscal 2007.

However, annual revenues subsequently declined by approximately $10 million in each of the two subsequent years to approximately $50 million in fiscal 2009 and net cash decreased to its current level of approximately $45 million. Much of this revenue decrease corresponded to the declining market share of the Company’s largest customer, as well as the global economic downturn beginning in 2008. The Company’s revenue for its protection devices from its largest customer declined from between $25-$30 million in fiscal 2006 and 2007 to less than $6 million in fiscal 2009. The Company has attempted to replace this revenue by increasing revenue from other existing customers and gaining revenue from new customers, including one of the largest mobile phone companies. While the Company has achieved some success in terms of increased sales and sales prospects from certain customers, the Company has not experienced overall revenue growth.

The California Micro Devices Board began to recognize that the Company had a scale issue and needed to be larger in order to provide cost and other business leverage. The benefits of increased scale include the ability to negotiate more favorable pricing from vendors, decrease the percentage of sales represented by general and administrative expense (including the costs of being a public company) as these expenses typically do not increase proportionately with increased revenue, and offer customers a larger product portfolio to counter the customer trend to seek to consolidate suppliers. As a result, the California Micro Devices Board directed the Company’s management to consider entering into adjacent markets with multi-million dollar investments. As part of this strategy, the Company acquired a company with LED drivers and other analog products in April 2006 and separately developed internally mixed signal display controllers, the first of which was introduced in October 2006. In both instances, the projected revenues ultimately did not justify continued investment and the product lines were terminated. The Company announced that it had sold the remaining assets of its LED driver business in August 2008 and that it was stopping development of new display controller products in August 2009.

While the Company’s management had from to time and in the ordinary course of business held discussions with possible acquirers and acquisition targets, in the second half of 2008 the California Micro Devices Board determined to review and analyze potential strategic transactions available to the Company to enhance stockholder value. At its November 13, 2008 meeting, the California Micro Devices Board instructed management to actively explore both new product areas and strategic acquisition opportunities. For the next several months, the Company’s management began evaluating potential product line and third party acquisitions by the Company. During this evaluation, the Company’s management met with several venture capitalists to explore potential transactions involving the portfolio companies they might wish to sell to the Company. The Company evaluated approximately 15 potential acquisitions and investments between late 2008 and August 2009, with the Company’s management ultimately determining, after consultation in some instances with the California Micro Devices Board, that none of them were in the best interests of the Company or its stockholders to pursue.

Prior to its January 2, 2009 meeting, the California Micro Devices Board received a letter from one of its stockholders, Dialectic Capital Management, requesting that the Company look to sell itself. At its January 2, 2009 meeting, the California Micro Devices Board discussed and considered the letter and determined that actively pursuing a sale of the Company at that time was not in the best interests of the Company’s stockholders. The California Micro Devices Board responded to the letter in January 2009, stating in part: “We also do not believe it is in our stockholders’ interest to explore a sale of the company when the stock market and our stock price is at close to its low point over the past several years and when the company has solid plans for growth, driven by new products under development and potentially by acquisition of synergistic product lines or companies.” However, the California Micro Devices Board did not foreclose the pursuit of strategic opportunities that might present themselves.

Later during January 2009, both an unaffiliated company, referred to as “Company A,” and ON Semiconductor approached the Company’s management about the potential for pursuing a strategic transaction and initial informal discussions were held.

At a California Micro Devices Board meeting on February 6, 2009, the Company’s management reviewed recent meetings and discussions held with third parties, including ON Semiconductor, concerning possible strategic transactions involving the Company. With respect to the discussions with ON Semiconductor, the California Micro Devices Board concluded that the Company’s management should inform ON Semiconductor that the California Micro Devices Board would be having its annual strategy meeting in the following month and that it, as part of this process, would be evaluating the Company’s business and prospects, including potential strategic transactions. Separately, on February 6, 2009, the Company signed a mutual confidential disclosure agreement with Company A.

During the next few months, the Company’s management held meetings and participated in conversations with representatives of Company A. Meanwhile, a meeting was scheduled with ON Semiconductor in mid-April 2009. Separately, two other companies had indicated to the Company’s management an interest in exploring a potential strategic transaction with the Company. The Company’s management met with one of these companies, and decided not to proceed with further discussions with either of the other two companies at that time as the Company’s management believed there were not significant synergies between them and the Company that would reasonably result in productive discussions concerning a strategic transaction.

While these discussions were continuing, the Company also consulted with its informal financial advisors about a possible sale of the Company and Company valuation. At the California Micro Devices Board’s annual strategy planning meeting on March 12, 2009, the Company’s management reviewed with the California Micro Devices Board several of these analyses and reported on previous discussions with potential strategic partners. The California Micro Devices Board determined that, in light of the depressed stock market and other factors, it was not in the best interests of the Company’s stockholders to actively pursue negotiations at that time regarding a sale of the Company. However, the California Micro Devices Board determined that the Company’s management should continue informal discussions with Company A and ON Semiconductor regarding a potential strategic transaction, to determine whether either might offer to pursue a transaction on terms the Company might find attractive.

In mid-April 2009, the Company’s management held several meetings with representatives of ON Semiconductor, during which ON Semiconductor expressed an interest in exchanging confidential due diligence information. On April 30, 2009, the Company and ON Semiconductor signed a mutual confidential disclosure agreement.

During the first two weeks of May 2009, the Company’s management held further discussions with representatives of ON Semiconductor and provided ON Semiconductor financial and operational due diligence information regarding the Company. As a result of these discussions, the Company’s management believed it was likely that ON Semiconductor would express interest in acquiring the Company.

On May 14, 2009, the California Micro Devices Board met to discuss alternate proposals that ON Semiconductor might submit and the manner in which the Company should respond. The Company’s legal advisors, Pillsbury Winthrop Shaw Pittman LLP, or Pillsbury Winthrop, provided a review of the fiduciary duties of a board of directors in connection with the exploration of a potential sale transaction versus other strategic alternatives.

On May 15, 2009, ON Semiconductor delivered the Company a non-binding expression of interest to acquire the Company at a price range of $4.20 to $5.00 per share and to pursue additional due diligence, conditioned on the Company agreeing to exclusive negotiations.

On May 18, 2009, Mr. Dickinson sent an email to Mr. Keith Jackson, ON Semiconductor’s Chief Executive Officer and President, expressing the Company’s belief that the per share price range was too low and too broad. Mr. Jackson responded on May 22, 2009 indicating that ON Semiconductor was open to discussing and evaluating additional information that might bear on valuation. The same day, the California Micro Devices Board held a meeting at which the Company’s management reported on the status of ongoing discussions with ON Semiconductor and offered input to the Company’s management on how to continue discussions with ON Semiconductor.

On May 22, 2009, representatives of one of the Company’s largest stockholders, at the request of the stockholder, made a presentation to the California Micro Devices Board in which it recommended that the California Micro Devices Board attempt to maximize long-term stockholder value by exploring a sale of the Company to a strategic acquirer. The stockholder indicated its belief that, based on an internal analysis, the Company could be sold at a price range of $4.00 to $5.00 per share. Neither the California Micro Devices Board nor any member of the Company’s management disclosed to representatives of the stockholder any information regarding activities previously undertaken by the Company relating to a potential strategic transaction.

On May 27, 2009, Mr. Dickinson and Mr. Jackson had a telephone conversation about ON Semiconductor’s expression of interest, including the basis for the range of prices, and scheduled a meeting between the Company’s management and representatives of ON Semiconductor that ultimately was held on June 11, 2009.

At its June 3, 2009 meeting, the California Micro Devices Board evaluated and discussed ON Semiconductor’s expression of interest and the price range. After these deliberations, the California Micro Devices Board concluded that the price range of ON Semiconductor’s expression of interest was too low to warrant the Company actively negotiating a sale transaction at that time under an exclusivity agreement. The California Micro Devices Board instructed the Company’s management to further evaluate potential strategic alternatives and to defer hiring an investment banker for purposes of running an auction process while continuing to pursue informal discussions with Company A and ON Semiconductor.

On June 11, 2009, the Company’s management met with representatives of ON Semiconductor to review the business outlook for California Micro Devices. Additional information relevant to valuation was exchanged over the following several weeks.

On June 30, 2009, Company A informed the Company’s management that it would not continue discussions regarding a potential strategic transaction with the Company.

On July 1, 2009, ON Semiconductor sent the Company a revised expression of interest in which ON Semiconductor increased the proposed price range to $4.60 to $5.10 per share.

On July 6, 2009, the California Micro Devices Board held a meeting to discuss ON Semiconductor’s revised expression of interest, the status of other open discussions and the other strategies available to the Company. The California Micro Devices Board advised the Company’s management to respond to ON Semiconductor that the revised price range was still not compelling given the future prospects of the Company, but that the Company would be willing to enter into active negotiations at a purchase price of $5.50 per share without a market check that a more formal process would entail.

In a telephone conversation on July 7, 2009 between Mr. Dickinson and Mr. Jackson, the Company and ON Semiconductor mutually decided to suspend discussions given that ON Semiconductor believed that $5.50 per share was too high a valuation.

Implementing the California Micro Devices Board’s decision on June 3, 2009 to have the Company’s management informally explore potential strategic transactions, between June 2009 and September 2009, the Company’s management identified and contacted seven additional companies about whether they would be interested in pursuing a strategic transaction with the Company. Two did not respond. Two indicated that they were not interested in exploring a strategic transaction after participating in high-level, initial discussions with the Company’s management. Three of the identified companies indicated an interest in proceeding with more extensive discussions, two of which, referred to as “Company B” and “Company C,” signed mutual confidential disclosure agreements with the Company and held multiple meetings with the Company’s management. The third company negotiated but did not sign a confidentiality agreement with the Company, and as a result the Company’s management held only high-level discussions and provided only limited information.

On October 21, 2009, Mr. Dickinson contacted Mr. Jackson to explore ON Semiconductor’s interest in renewing discussions regarding a potential acquisition of the Company. After internal discussions regarding this request among ON Semiconductor management, Messrs Jackson and Dickinson scheduled a meeting for October 27, 2009.

On October 22, 2009, Mr. Donald Colvin, ON Semiconductor’s Executive Vice President and Chief Financial Officer, and Mr. Kevin Berry, the Company’s Chief Financial Officer, discussed the logistics and the agenda for the upcoming meeting. It was decided at that time that it was premature to have ON Semiconductor’s financial advisor attend and participate in the meeting.

On October 27, 2009, representatives of ON Semiconductor and the Company met in Palo Alto, California to discuss a potential transaction. In attendance at the meeting from ON Semiconductor were Mr. Jackson, Mr. Colvin, and Mr. Ken Rizvi, ON Semiconductor’s Director of Corporate Development, Treasury and Investor Relations. In attendance for the Company were Mr. Dickinson, Mr. Berry, and Mr. Kyle Baker, the Company’s Vice President, Marketing. The parties discussed the Company’s business, including its financial outlook and organizational structure. Following this meeting, the representatives of both companies decided to continue the dialogue with respect to a combination of the two companies and to discuss the possibility of allowing ON Semiconductor to perform further financial and legal due diligence on the Company.

On November 16, 2009, Company C delivered to the Company a non-binding expression of interest to acquire the Company for $100 million cash, or approximately $4.38 per share. Company C’s management separately informed the Company that Company C would withdraw its expression of interest and cease discussions if the Company engaged an investment banker to conduct an auction process. Earlier that day, the Company’s management and select members of the California Micro Devices Board held discussions with three investment bankers for the purpose of considering engaging their services to conduct an auction process and provide a fairness opinion.

On November 18, 2009, the California Micro Devices Board held a meeting to discuss previous discussions held by the Company’s management with the various potential strategic partners and determined that the Company’s management should contact ON Semiconductor and Company B in order to determine their level of interest in pursuing active discussions about a potential strategic transaction. The California Micro Devices Board separately determined not to engage an investment banker at that time for purposes of conducting an auction.

On November 19, 2009, representatives of Company B informed the Company’s management that it was not prepared to further actively explore strategic discussions at that time.

On November 20, 2009, the California Micro Devices Board held a meeting at which Mr. Dickinson reported on the status of discussions with ON Semiconductor, Company B and Company C.

On November 23, 2009, the Company received a non-binding proposal from ON Semiconductor at a proposed purchase price of $4.50 per share, which was lower than the $4.60-$5.10 per share price range previously indicated in ON Semiconductor’s revised expression of interest. ON Semiconductor’s representatives indicated that the lowered price was due primarily to ON Semiconductor’s expectation that the mobile phone market would soften, resulting in a reduction in the semiconductor protection market for mobile phones.

On November 24, 2009, the California Micro Devices Board held a meeting to discuss ON Semiconductor’s non-binding proposal, as well as the status of discussions with Company C. After this meeting, the California Micro Devices Board instructed the Company’s management to pursue further discussions with representatives of Company C.

On November 25, 2009, the Company received a revised non-binding expression of interest from Company C at a proposed purchase price of approximately $4.50 per share, which expression of interest was “based on the assumption that no investment bankers will be involved” in terms of running an auction process. Representatives of Company C indicated to the Company’s management that it was not interested in becoming a “stalking horse,” and if the Company engaged an investment banker to run an auction then Company C would cease discussions. The California Micro Devices Board met later that day to evaluate both expressions of interest. The California Micro Devices Board then instructed management to inform representatives of ON Semiconductor and Company C that the Company had received more than one similar non-binding expression of interest and that each company had until November 27, 2009 to submit an updated expression of interest and consider increasing the proposed per share purchase price, at which point the California Micro Devices Board would evaluate each proposal and determine which party to pursue negotiations with regarding a potential transaction. The California Micro Devices Board additionally confirmed its decision not to retain an investment banker at that time. This decision was partially in response to Company C’s proposed terms so as to ensure that Company C continued discussions with the Company. The California Micro Devices Board also determined not to retain an investment banker to run an auction process in part as such a process (a) was unnecessary given the activities and discussions to date initiated by the Company’s management with those various potential strategic partners the Company believed would most likely be interested in acquiring the Company and (b) would likely adversely impact the ongoing discussions with Company C and ON Semiconductor, as a result of factors such as the time it would take to initiate and carry out such a process and the associated costs which the acquirer would ultimately bear which could reduce the price the acquirer was willing to pay for the Company.

Subsequently, on November 25 and 26, 2009, the Company’s management contacted representatives of Company C and ON Semiconductor. Representatives of Company C indicated to the Company’s management that Company C was not going to increase the proposed per share purchase price. On November 26, 2009, ON Semiconductor delivered to the Company a revised non-binding expression of interest with an increased proposed purchase price of $4.70 per share, subject to the Company agreeing to an exclusivity arrangement until December 28, 2009.

On November 27, 2009, the California Micro Devices Board held a meeting and evaluated and discussed the non-binding proposals from Company C and ON Semiconductor. In particular, the California Micro Devices

Board discussed and considered the alternatives of retaining an investment banker to perform an auction process, entering into exclusive negotiations with ON Semiconductor and remaining as a stand-alone company by executing a strategy of growth either organically or through acquisition. After deliberations, the California Micro Devices Board authorized the Company’s management to enter into an exclusivity agreement with ON Semiconductor with an expiration date of December 18, 2009 and negotiate a potential merger transaction. Later that day, the Company entered into an exclusivity agreement with ON Semiconductor with an expiration date of December 18, 2009.

On November 30, 2009, ON Semiconductor began its due diligence process and its legal advisors, DLA Piper, delivered a draft definitive merger agreement to the Company.

On December 2, 2009, Messrs. Jackson, Colvin and Rizvi of ON Semiconductor met in Palo Alto, California with Messrs. Dickinson, Berry and Baker of the Company, as well as Ms. Zareen Mohta, the Company’s Manager of Human Resources, Mr. Manuel Mere, the Company’s Vice President, Operations and Information Systems, Mr. Juergen Lutz, the Company’s Vice President, Engineering, and Mr. Daniel Hauck, the Company’s Vice President, Sales. Thereafter, until the execution of the definitive agreement, representatives of ON Semiconductor and the Company continued to discuss business issues related to the proposed transaction.

From December 3 to December 11, 2009, representatives of ON Semiconductor and the Company, including their respective legal advisors, negotiated terms of the proposed merger agreement. The negotiations centered primarily on the closing conditions relating to the proposed transaction, the circumstances under which either party could terminate the merger agreement, the non-solicitation provisions and the amount of the termination fee payable to ON Semiconductor by the Company upon certain termination events.

Pursuant to written consent effective December 4, 2009, the California Micro Devices Board authorized management to engage Needham & Company to act as the Company’s financial advisor in connection with the proposed transaction and to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company’s stockholders in the transaction.

On December 8, 2009, the Company received a letter from Company C withdrawing Company C’s expression of interest and terminating its mutual confidential disclosure agreement with the Company.

On December 11, 2009, representatives of ON Semiconductor and the Company resolved all open issues in the proposed merger agreement and the final draft was circulated to the California Micro Devices Board.

On December 12, 2009, the California Micro Devices Board met. Representatives of Pillsbury Winthrop reviewed with the California Micro Devices Board the terms and conditions of the proposed merger agreement and related agreements, and again reviewed with the directors their fiduciary duties under applicable corporate law. Representatives of Needham & Company presented a financial analysis and delivered its oral opinion to the California Micro Devices Board (which was subsequently confirmed in writing) that, as of December 12, 2009 and based upon and subject to the assumptions and other matters described in its written opinion, the consideration to be received by the holders of the Company’s shares of common stock pursuant to each of the Offer and the Merger is fair to the holders of such shares from a financial point of view. After further discussion, the California Micro Devices Board unanimously adopted resolutions (i) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, and declaring the Merger Agreement advisable; (ii) approving the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger, and the Tender Agreements; (iii) recommending that the stockholders of the Company accept the Offer, tender their shares of common stock to Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement; and (iv) resolving to make the foregoing recommendation to the stockholders of the Company and directing, that, to the extent required by the Delaware law, the Merger Agreement be submitted for adoption by the stockholders of the Company at the Stockholders’ Meeting.

On December 13, 2009, representatives of ON Semiconductor and the Company finalized the definitive agreement and the schedules thereto.

On December 14, 2009, the parties executed and delivered the final Merger Agreement and other transaction-related materials. Prior to the opening of trading on The NASDAQ Stock Market on December 14, 2009, the parties issued a joint press release announcing the execution of the merger agreement.

Reasons for Recommendation

In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all stockholders accept the Offer and tender the shares of Common Stock they own pursuant to the Offer and, if required by applicable law, vote all shares in favor of the adoption of the Merger Agreement, the California Micro Devices Board considered a number of factors. The following is a summary of the material factors that supported this decision:

•

The knowledge of the California Micro Devices Board and management of the Company’s business, including the California Micro Devices Board’s consideration and evaluation of concentration risks in terms of end markets, customers and suppliers, the Company’s current financial plan and the execution risks and uncertainties related to achieving that plan, given the Company’s inability over the past several years to meet the goals and objectives of prior annual operating plans, compared to the relative certainty of realizing a fair cash value for our stockholders in the Merger.

•	The judgment, advice and analyses of the Company’s management with respect to the potential strategic, financial and operational benefits of the Merger.

•

The Company’s dealings with other possible business combination and strategic partners both in the past and during the course of the negotiations with ON Semiconductor, and the perceived benefits and risks associated with possible alternative transactions.

•

The financial difficulties the Company faces due to economies of scale as well as the Company’s declining revenues over the past three years when the Company had desired to grow organically and through acquisitions.

•

The Company’s inability to find attractive acquisition targets despite concerted efforts, coupled with the risk of successful integration if one is identified, considering the Company’s acquisition in April 2006 and subsequent disposition in August 2008 of a company with LED drivers and other analog products.

•

The size of the Company and related economies of scale arising from the Merger, including the fact that the Company will no longer incur the expenses and obligations of operating as an independent public company, which on a relative basis represent a significantly greater burden on a company with the Company’s small size and revenues.

•

The opportunity to realize the benefits of a significantly larger company when combined with ON Semiconductor, including a larger, more diversified earnings stream, customer base and portfolio of products, thereby mitigating some of the potential business and financial risks and constraints the Company has faced in the past and currently faces.

•

The recent and historical market prices for the Common Stock, as compared to the Offer Price of $4.70 per share in cash, which represents a 54.1% premium over the closing market price of the Common Stock on December 11, 2009, the last trading day before the Offer and the Merger were announced, a 55.6% premium over the average closing price of the Common Stock one month prior to such announcement and a 78.7% premium over the average closing price of the Common Stock for the one year period ended December 11, 2009.

•	The form of consideration to be paid to holders of Common Stock in the Offer and the Merger and the certainty of value of such cash consideration and immediate liquidity.

•

The Company identifying and approaching the eight companies it believed were the most likely to be interested in acquiring the Company and only being able to obtain one alternate offer, which offer was inferior to the offer of ON Semiconductor.

•

The business reputation of ON Semiconductor and its management, the substantial financial resources of ON Semiconductor and, by extension, Purchaser, and the fact that the Offer is not subject to a financing condition, which collectively supported the conclusion that a transaction with ON Semiconductor and Purchaser could be completed relatively quickly and in an orderly manner.

•

The fact that the financial and other terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including, but not limited to, the number and nature of the conditions on ON Semiconductor’s and the Purchaser’s obligations to consummate the Offer and the Merger, were the product of arms-length negotiations among the parties and were designed to provide more certainty that the Offer and the Merger would ultimately be consummated on a timely basis.

•

The financial presentation of Needham & Company and its opinion, delivered on December 12, 2009 to the California Micro Devices Board that, based on and subject to the factors and assumptions set forth in the written opinion and as of such date, the $4.70 per share of Common Stock in cash to be paid to the holders of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below under the caption “Opinion of California Micro Devices’ Financial Advisor.”

•

The structure of the transaction as a tender offer for all shares of Common Stock, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders (other than whose who perfect their appraisal rights under the DGCL) will receive the same consideration as received by stockholders who tender their shares of Common Stock in the Offer.

•

The stockholders who entered into Tender and Voting Agreements control in the aggregate approximately 9% of the outstanding shares of Common Stock and have agreed to tender their shares of Common Stock in the Offer, which support made it more likely that the transaction could be completed on a more expedited basis and in an orderly manner.

•

The course of negotiations over the transaction and the judgment of the California Micro Devices Board that the proposed terms of the Offer and the Merger were likely the best that could be negotiated with ON Semiconductor.

•

The fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to furnish information to, and participate in discussions with, any third party that makes an unsolicited bona fide written takeover proposal that constitutes or may reasonably be expected to constitute a superior proposal.

•

The ability of the California Micro Devices Board under certain circumstances to withdraw, modify or change the California Micro Devices Board’s recommendation to stockholders that they accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required, vote their shares of Common Stock in favor of the adoption of the Merger Agreement, and the right of the California Micro Devices Board to terminate the Merger Agreement if certain conditions are satisfied, subject to payment of a $3,475,000 termination fee to ON Semiconductor, which the California Micro Devices Board determined was reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders. Similarly, the Tender and Voting Agreements terminate upon a termination of the Merger Agreement and thus would not represent a material obstacle to a superior proposal.

•	The absence of negotiations between ON Semiconductor and the Company’s management or other employees regarding direct employment or retention arrangements with ON Semiconductor.

•

The availability of appraisal rights with respect to the Merger, which would give stockholders who properly perfected their appraisal rights the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger.

•

The potential of the Merger to provide California Micro Devices’ products with enhanced scale, deeper customer relationships and sales and distribution channels, integrated manufacturing capabilities and possible expanded addressable market.

The California Micro Devices Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer, including the following:

•

The risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of the attention of California Micro Devices’ directors, executive officers and associates, the potential loss of employees, customers and business partners, the incurrence of significant transaction costs and California Micro Devices may have to pay ON Semiconductor termination fees or reimburse its expenses.

•

While the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Common Stock were traded prior to the public announcement of the Merger and the Offer, tendering of the Common Stock in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of California Micro Devices.

•

The all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders who have a gain for U.S. federal income tax purposes.

•

The Exclusivity Agreement, which ON Semiconductor had made a condition to its willingness to negotiate a possible acquisition of California Micro Devices, limited the California Micro Devices Board’s ability to assess the market for the Common Stock after the Exclusivity Agreement was signed and prior to entering into the Merger Agreement.

•

The restrictions on California Micro Devices’ ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, the ability of ON Semiconductor to match a competing proposal, and the requirement that the Company pay a $3,475,000 termination fee to ON Semiconductor in order to accept a superior proposal and in certain other circumstances specified in the Merger Agreement, which the California Micro Devices Board understood, while potentially having the effect of discouraging third parties from proposing a competing business transaction, were conditions to ON Semiconductor’s willingness to enter into the Merger Agreement and were reasonable in light of, among other things, the benefits of the Offer and the Merger to our stockholders.

•

The restrictions on the conduct of California Micro Devices’ business prior to the completion of the transaction, requiring California Micro Devices absent the consent of ON Semiconductor to conduct its business in the ordinary course of business, to use its reasonable efforts, consistent with past practice and policies, to preserve intact its business organization and material assets, to keep available the services of its officers, directors and associates, to comply in all material respects with all applicable laws and the requirements of its material contracts, to maintain satisfactory relationships with business partners, some of which may delay or prevent California Micro Devices from undertaking business opportunities that may arise pending completion of the transaction, whether or not consummated.

•

The executive officers and directors of California Micro Devices may have interests in the Offer and the Merger that are different from, or in addition to, those of California Micro Devices’ stockholders, as more fully described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

The foregoing discussion of the information and factors considered by the California Micro Devices Board is not intended to be exhaustive, but merely summarizes the material factors considered. The members of the California Micro Devices Board evaluated the Offer, the Merger and the Merger Agreement in light of their knowledge of the business, financial condition and prospects of California Micro Devices and the strategic alternatives to California Micro Devices. In view of the number and wide variety of factors, both positive and negative, considered by the California Micro Devices Board, the California Micro Devices Board did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered or determine that any factor was of particular importance. Rather, the California Micro Devices Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the California Micro Devices Board. In addition, individual members of the California Micro Devices Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

Opinion of California Micro Devices’ Financial Advisor

On December 8, 2009, California Micro Devices retained Needham & Company to act as its financial advisor in connection with the Offer and the Merger (collectively, the “Transaction”) and to render an opinion as to the fairness, from a financial point of view, of the $4.70 per share cash consideration to be received by the holders of Common Stock in the Offer (the “Consideration”).

On December 12, 2009, Needham & Company delivered to the California Micro Devices Board its oral report and its written opinion dated December 12, 2009, that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Consideration to be received by the holders of Common Stock in the Transaction pursuant to the Merger Agreement was fair to such holders from a financial point of view. Needham & Company provided its opinion for the information and assistance of the California Micro Devices Board in connection with and for the purpose of the California Micro Devices Board’s evaluation of the transactions contemplated by the Merger Agreement. The Needham & Company opinion relates only to the fairness, from a financial point of view, of the Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement. The Needham & Company opinion does not constitute a recommendation to any California Micro Devices stockholder as to whether or not any holder of Common Stock should tender shares of Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

The complete text of the Needham & Company opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex II. You should read the Needham & Company opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated December 8, 2009;

•

reviewed certain publicly available information concerning California Micro Devices and certain other relevant financial and operating data of California Micro Devices furnished to Needham & Company by California Micro Devices;

•	reviewed the historical stock prices and trading volumes of the Common Stock;

•	held discussions with members of California Micro Devices management concerning the current operations of and future business prospects of California Micro Devices;

•

reviewed certain financial forecasts with respect to California Micro Devices prepared by California Micro Devices management and held discussions with members of California Micro Devices management concerning those forecasts;

•	reviewed certain research analyst projections with respect to California Micro Devices;

•

compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for California Micro Devices;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

Following delivery of its opinion, Needham & Company reviewed the final executed form of the Merger Agreement and confirmed that the changes in the final Merger Agreement from the draft that it had reviewed would not have changed its opinion.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by Needham & Company for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. In addition, Needham & Company assumed that the Transaction would be consummated upon the terms and subject to the conditions set forth in the draft merger agreement dated December 8, 2009, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on California Micro Devices, ON Semiconductor or the contemplated benefits of the Transaction. Needham & Company assumed that the financial forecasts for California Micro Devices provided to it by California Micro Devices management were reasonably prepared on bases reflecting the best currently available estimates and judgments of management, at the time of preparation, of the future operating and financial performance of California Micro Devices. Needham & Company expressed no opinion with respect to any of those forecasts, projections or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of California Micro Devices and did not evaluate the solvency or fair value of California Micro Devices under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of December 12, 2009 and that Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after the date of the opinion. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of California Micro Devices, California Micro Devices’ underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to California Micro Devices. Needham & Company was not requested to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or any part of California Micro Devices, nor was Needham & Company requested to, and it did not, provide financial advice to California Micro Devices during the course of negotiations or structuring of the Transaction. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of those persons, relative to the Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion which Needham & Company presented to, and reviewed with, the California Micro Devices Board. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to December 12, 2009, and is not necessarily indicative of current or future market conditions.

Selected Company Analysis

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for California Micro Devices to the corresponding data and ratios of publicly traded semiconductor companies that Needham & Company deemed relevant. These companies, referred to collectively as the selected companies, consisted of Diodes Incorporated, Fairchild Semiconductor International, Inc., International Rectifier Corporation, Littelfuse, Inc. and ON Semiconductor Corporation.

The following table sets forth information concerning the following multiples for the selected companies and for California Micro Devices:

•	enterprise value as a multiple of latest twelve month (“LTM”) revenues;

•	enterprise value as a multiple of projected calendar year 2009 revenues;

•	enterprise value as a multiple of projected calendar year 2010 revenues;

•	enterprise value as a multiple of projected calendar year 2010 EBITDA; and

•	price per share to the estimated 2010 earnings per share.

	Low	High	Mean	Median	California Micro Devices @ $4.70 Offer Price
Enterprise value as a multiple of latest twelve month revenues	1.1x	2.2x	1.7x	1.6x	1.7x
Enterprise value as a multiple of projected calendar year 2009 revenues	1.0x	2.2x	1.6x	1.5x	1.6x
Enterprise value as a multiple of projected calendar year 2010 revenues	0.9x	2.0x	1.4x	1.3x	1.2x
Enterprise value as a multiple of projected calendar year 2010 EBITDA	5.4x	15.9x	8.9x	7.4x	15.4x
Price per share to the estimated calendar year 2010 earnings per share	12.2x	18.6x	15.8x	16.2x	30.4x

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on December 11, 2009 and estimated 2009 and 2010 revenue projections based on information obtained from SEC filings and estimates provided by the Institutional Brokers’ Estimate System (a data service that compiles estimates issued by securities analysts) and, in the case of California Micro Devices, forecasts provided by California Micro Devices management

Selected Transactions Analysis

Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2007 that involved target companies that were involved in the semiconductor industry and that Needham & Company deemed relevant:

Acquirer	Target	Date Completed
ON Semiconductor Corporation	PulseCore Semiconductor, Inc.	November 2009
ON Semiconductor Corporation	Catalyst Semiconductor, Inc.	October 2008
Diodes Incorporated	Zetex Semiconductors plc	June 2008
ON Semiconductor Corporation	AMIS Holdings, Inc.	March 2008
ON Semiconductor Corporation	Analog Devices, Inc. (CPU voltage regulation and PC thermal monitoring product line)	January 2008
Exar Corporation	Sipex Corporation	August 2007
Cirrus Logic, Inc.	Apex Microtechnology Corporation	July 2007

In reviewing the transactions identified above, Needham & Company calculated, for the selected transactions and for California Micro Devices implied by the Transaction, the ratio of the enterprise value implied by the consideration offered in the transaction to the target company’s LTM revenue and EBITDA, as well as the ratio of the transaction value to LTM net income, as set forth in the following table:

Transaction	Enterprise value/LTM Revenue	Enterprise value/LTM EBITDA	Transaction Value/LTM Net Income
ON Semiconductor/PulseCore(1)	1.7x	NA	NA
ON Semiconductor/Catalyst(2)	1.1x	12.8x	23.5x
Diodes/Zetex(3)	1.2x	4.6x	11.9x
ON Semiconductor/AMIS Holdings(4)	1.7x	7.0x	13.1x
ON Semiconductor/Analog Devices(1)	2.3x	NA	NA
Exar/Sipex(5)	2.8x	NM	NM
Cirrus Logic/Apex(1)	2.3x	NA	NA
High	2.8x	12.8x	23.5x
Median	1.7x	7.0x	13.1x
Mean	1.9x	8.1x	16.2x
Low	1.1x	4.6x	11.9x
ON Semiconductor/California Micro Devices	1.7x	NM	NM

(1)	Enterprise value deemed equal to transaction value since no balance sheet information was available.
(2)	All-stock consideration, transaction value based on the closing stock price of ON Semiconductor on July 16, 2008.
(3)	Balance sheet financial information based on Euro/Dollar exchange rate of 1.57425 on April 4, 2008.
(4)	All-stock consideration, transaction value based on the closing stock price of ON Semiconductor on December 12, 2007.
(5)	All-stock consideration, transaction value based on the closing stock price of Exar on May 7, 2007.
(6)	LTM revenue multiple based on disclosure of $4.5 million quarterly run rate.

Premiums Paid Analysis

Needham & Company analyzed publicly available financial information for 16 all-cash merger and acquisition transactions involving selected technology companies completed after January 1, 2007 with transaction values between $50 million and $150 million, where both the acquirer and the target company were publicly traded. These transactions were:

Acquirer	Target	Date Completed
IXYS Corporation	ZiLOG, Inc.	Pending
Kudelski SA	OpenTV Corp.	November 2009
Integrated Device Technology, Inc.	Tundra Semiconductor Corporation	June 2009
Ixia	Catapult Communications Corporation	June 2009
Harmonic Inc.	Scopus Video Networks Ltd.	March 2009
Open Text Corporation	Captaris, Inc.	October 2008
Best Buy Co., Inc.	Napster, Inc.	October 2008
Alcatel-Lucent SA	Motive, Inc.	October 2008
Sopra Groupe S.A.	Tumbleweed Communications Corp.	September 2008
Micro Focus International plc	NetManage, Inc.	June 2008
TriQuint Semiconductor, Inc.	WJ Communications, Inc.	May 2008
EMC Corporation	Document Sciences Corporations	March 2008
Internet Commerce Corporation	EasyLink Services Corporation	August 2007
Motorola, Inc.	Terayon Communications Systems, Inc.	July 2007
Emerson Electric Co.	Stratos International, Inc.	July 2007
KLA-Tencor Corporation	Therma-Wave, Inc.	May 2007

Needham & Company calculated the premium per share paid by the acquirer for each transaction, as compared to the closing share price of the target company one calendar day, and the closing share price seven calendar days, 30 calendar days, 60 calendar days and 90 calendar days, prior to the announcement of each selected transaction. The analysis provided the following premium ranges.

	Selected Transactions				California Micro Devices*
	Low	High	Mean	Median
One calendar day premium	3%	95%	35%	25%	54%
Seven calendar day premium paid over closing price	-1%	102%	34%	24%	57%
30 calendar day premium paid over closing price	7%	99%	44%	43%	62%
60 calendar day premium paid over closing price	-20%	143%	45%	35%	53%
90 calendar day premium paid over closing price	-4%	131%	40%	33%	48%

* Implied transaction premium based on closing prices as of December 11, 2009

No company, transaction or business used in the “Selected Company Analysis,” “Selected Transactions Analysis” or “Premiums Paid Analysis” as a comparison is identical to California Micro Devices or the Transaction. Accordingly, the evaluation of the results of these analyses was not entirely mathematical; rather, it involved complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of California Micro Devices. Any estimates contained in or underlying the analyses performed by Needham & Company, including estimates of California Micro Devices’ future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the California Micro Devices Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the California Micro Devices Board or management with respect to the Consideration or the Transaction.

Pursuant to the terms of an engagement letter between California Micro Devices and Needham & Company, California Micro Devices has agreed to pay Needham & Company a cash fee for its services, payable upon delivery of its opinion. In addition, California Micro Devices has agreed to reimburse Needham & Company for certain out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the California Micro Devices Board to act as its financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with California Micro Devices and the semiconductor industry generally. Needham & Company has in the past provided investment banking and financial advisory services to California Micro Devices and has received customary fees for those services. Needham & Company may in the future provide investment banking and financial advisory services to ON Semiconductor or California Micro Devices unrelated to the Transaction, for which services Needham & Company would expect to receive compensation. In the ordinary course of its business, Needham & Company may actively trade the equity securities of California Micro Devices and ON Semiconductor for its own account or for the accounts of its customers or affiliates and, accordingly, may at any time hold a long or short position in those securities.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Common Stock held of record or beneficially owned by them pursuant to the Offer (other than restricted shares and other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge, and Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The Company’s directors and executive officers and Company stockholder Dialectic Capital have entered into Tender and Voting Agreements and have committed, subject to the terms of such agreements, to accept the Offer and tender all shares of Common Stock beneficially owned by them (other than restricted shares), which represents approximately 9% of the outstanding shares of Common Stock. The Company’s executive officers own restricted shares of the Common Stock, which will not be tendered in the Offer but will rather be converted at the completion of the Merger into restricted cash paid out over time and subject to continued employment. See “Treatment of Restricted Shares Held By Executive Officers” above.

The foregoing does not include any Common Stock over which, or with respect to which, any such executive officers and directors acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Needham & Company

Needham & Company was retained by the Company to act as its financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with California Micro Devices and the semiconductor industry generally. Pursuant to a letter agreement, dated December 8, 2009, the Company engaged Needham & Company to act as its financial advisor in connection with the contemplated transaction and to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company’s stockholders pursuant to the Offer and the Merger. Pursuant to the terms of this engagement letter, the Company has agreed to pay Needham & Company a fee, all of which was payable upon the initial delivery of this opinion. In addition, the Company has agreed to reimburse Needham & Company for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws. Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below and other than the exercise of stock options by non-officer employees, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course of business, the Company has granted stock options to newly hired employees pursuant to the 2004 Omnibus Incentive Compensation Plan. During this period, no options were granted to any executive officer, director, affiliate or subsidiary of the Company and no restricted shares and restricted stock units were granted to any executive officer, director, affiliate or subsidiary of the Company other than an aggregate of 187,500 restricted shares to its executive officers and an aggregate of 25,000 restricted stock units to its outside directors as follows: to Robert V. Dickinson on November 25, 2009, who received an aggregate of 62,500 restricted shares; to Kevin J. Berry on November 25, 2009, who received an aggregate of 25,000 restricted shares; to Kyle D. Baker on November 25, 2009, who received an aggregate of 25,000 restricted shares; to Daniel Hauck on November 25, 2009, who received an aggregate of 25,000 restricted shares; to Juergen Lutz on November 25, 2009, who received an aggregate of 25,000 restricted shares; to Manuel H. Mere on November 25, 2009, who received an aggregate of 25,000 restricted shares; to Edward Ross on December 12, 2009, who received an aggregate of 2,500 restricted stock units; to Jon Castor on December 12, 2009, who received an aggregate of 5,000 restricted stock units; to David Wittrock on December 12, 2009, who received an aggregate of 2,500 restricted stock units; to John Fichthorn on December 12, 2009, who received an aggregate of 5,000 restricted stock units; to Kenneth Potashner on December 12, 2009, who received an aggregate of 5,000 restricted stock units; and to J. Michael Gullard on December 12, 2009, who received an aggregate of 5,000 restricted stock units.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the California Micro Devices Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

(i) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by ON Semiconductor or Purchaser, pursuant to the Merger Agreement, of certain persons to the California Micro Devices Board. Such persons, if appointed, will constitute a majority of the California Micro Devices Board.

(ii) Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Purchaser and ON Semiconductor an irrevocable option (the “Top-Up Option”) to purchase from the Company at a price per share equal to the Offer Price that number of newly-issued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser and ON Semiconductor at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Common Stock that would be outstanding immediately after the issuance of all shares of Common Stock subject to the Top-Up Option; provided, however, that the Top-Up Option shall not be exercisable if the number of shares subject thereto exceeds the number of authorized shares of Common Stock available for issuance or if any applicable Legal Requirement or Restraint, as defined in the Merger Agreement, prohibits the exercise of the Top-Up Option or delivery of the Top-Up Option Shares in respect of such exercise.

The Top-Up Option may be exercised by Purchaser one time after the purchase of or acceptance for payment for shares of Common Stock pursuant to the Offer (or, if applicable, any subsequent offering period) by ON Semiconductor or Purchaser as a result of which ON Semiconductor and Purchaser own beneficially at least a majority of the outstanding Shares on a fully diluted basis (as defined in the Merger Agreement). The aggregate purchase price payable for the shares of Common Stock being purchased by ON Semiconductor or Purchaser pursuant to the Top-Up Option would be determined by multiplying the number of such shares by the Offer Price, which will be paid by Purchaser in cash or by delivery of a promissory note having full recourse to ON Semiconductor, with the form of payment subject to the election of ON Semiconductor and Purchaser.

(iii) Vote Required to Approve the Merger and DGCL Section 253

The California Micro Devices Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires at least 90% of the outstanding shares of Common Stock, pursuant to the Offer or otherwise, including the issuance by the Company of shares of Common Stock upon the exercise by Purchaser or ON Semiconductor of the Top-Up Option, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock for the adoption of the Merger Agreement will be required under the DGCL to effect the Merger.

(iv) State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Pursuant to the Company’s certificate of incorporation, the Company has opted out of Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to ON Semiconductor or Purchaser or with respect to or as a result of the Offer, the Merger, or the transactions contemplated by the Merger Agreement.

(v) Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued, certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Company and ON Semiconductor have determined and agreed that these requirements will not apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger. The Company and ON Semiconductor have similarly determined and agreed that Purchaser’s acquisition of shares of Common Stock in the Offer and the Merger is not subject to review by any applicable foreign regulatory authority.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of ON Semiconductor, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

The Company is not aware of any government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the Merger. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

(vi) Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL. At the Effective Time, any shares subject to appraisal rights will no longer be outstanding and will automatically become cancelled and cease to exist and the Remaining Stockholder will have no rights except to receive the fair value for the shares in accordance with Section 262 of the DGCL.

A Remaining Stockholder may, under certain circumstances by following procedures prescribed by the DGCL, exercise appraisal rights to receive cash in an amount equal to the “fair value” of such Remaining Stockholder’s shares of Common Stock as to which such Remaining Stockholder has exercised such appraisal rights (“Dissenting Shares”) (such “fair value” will exclude any element of value arising from the accomplishment or expectation of the Merger). A Remaining Stockholder must follow the appropriate procedures under the DGCL, or suffer the termination or waiver of such appraisal. If the appraisal rights are terminated or waived, the Remaining Stockholder will receive cash in an amount equal to the Offer Price. For a description of appraisal rights under the DGCL and the methods of perfecting such rights, please see Annex III hereto. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

(vii) Projected Financial Information

The Company’s senior management does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided certain financial forecasts prepared by senior management to ON Semiconductor, Purchaser, the California Micro Devices Board in connection with their consideration of the Offer and the Merger and to Needham & Company in connection with its analysis described under “Opinion of California Micro Devices’ Financial Advisor.” We have included the material projections, which were dated as of December 7, 2009 and provided to ON Semiconductor, Purchaser, the California Micro Devices Board and Needham & Company in this Solicitation/Recommendation Statement to provide our stockholders access to this information. The inclusion of this information should not be regarded as an indication that ON Semiconductor, Purchaser, the California Micro Devices Board, Needham & Company or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, including the continuation of the general economic recovery throughout most of the world during 2010, as well as matters specific to the Company’s business, including the success of the products of the Company’s customers in which the Company’s devices are incorporated, its access to sufficient wafer, assembly and test capacity, and its ability to achieve projected product costs and maintain spending at projected levels. Many of these matters are beyond the Company’s control and the continuing turmoil in general economic conditions and the uncertain level of future consumer spending, particularly in the United States and Chinese markets for mobile phones and the world-wide market for digital consumer electronic products such as set top boxes and digital TVs, create significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

Since the projections cover multiple fiscal quarters, and since the Company does not typically receive long-term commitments or long-term forecasts from its customers, such information by its nature becomes less reliable with each successive quarter. The financial projections were prepared solely for internal use, and for the use of ON Semiconductor, the California Micro Devices Board and their respective advisors in connection with the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial projections do not take into account any circumstances or events occurring after December 7, 2009, the date they were prepared.

The Company has made publicly available its actual results of operations for the quarter ended September 30, 2009, and its revenue and profit guidance for the quarter ended December 31, 2009. You should review the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and the Company’s Current Report on Form 8-K dated October 29, 2009, to obtain this information. See “Additional Information.” Readers of this solicitation/recommendation statement are strongly cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any stockholder regarding the information included in these projections.

The inclusion of projections herein should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, the Company undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

(Estimated)	Calendar Year 2009		Calendar Year 2010
	For three months ended, or as of, December 31, 2009	For twelve months ended, or as of, December 31, 2009	For three months ended, or as of, March 31, 2010	For three months ended, or as of, June 30, 2010	For three months ended, or as of, September 30, 2010	For three months ended, or as of, December 31, 2010	For twelve months ended, or as of, December 31, 2010
	($ in thousands)
Net sales	$12,038	$41,673	$12,010	$13,296	$15,368	$17,344	$58,019
Operating income (loss)*	5	(8,479)	5	353	1,184	2,039	3,581
Net income (loss)*	5	(8,449)	10	338	1,169	2,024	3,541
EBITDA*	262	(6,994)	233	558	1,368	2,212	4,371
Total assets	56,291	56,291	56,723	58,123	60,013	62,610	62,610
Total liabilities	9,234	9,234	9,656	10,718	11,439	12,012	12,021

*	Non-GAAP financial projections. See the following discussion under “Use of Projected Non-GAAP Financial Information” for the Company’s definition of “operating income (loss),” “net income (loss)” and “EBITDA” and reconciliations of each to the most directly comparable projected GAAP financial measure.

Use of Projected Non-GAAP Financial Information

The projections above include projected “operating income (loss),” “net income (loss)” and “EBITDA,” each of which is a non-GAAP financial measure. We define operating income (loss) as net sales, less cost of goods sold, less operating expenses, in each case excluding the effects of stock-based compensation, amortization of acquisition-related intangibles and non-cash restructuring expenses. We define net income (loss) as net sales, less cost of goods sold, less operating expenses, plus other income, less income tax, in each case excluding the effects of stock-based compensation, amortization of acquisition-related intangibles and non-cash restructuring expenses. Net income (loss) utilizes a tax rate that is based upon the income taxes we expect to actually pay relating to the applicable period’s projected activities and results. We define EBITDA as net sales, less cost of goods sold, less operating expenses, in each case excluding the effect of stock-based compensation, amortization of acquisition-related intangibles and non-cash restructuring expenses, less interest income plus depreciation and amortization, tax expense and other non-recurring charges. EBITDA utilizes a tax rate that is based upon the income taxes we expect to actually pay relating to the applicable period’s projected activities and results.

As described above, we provided this projected non-GAAP financial information to ON Semiconductor, Purchaser and the California Micro Devices Board solely in connection with their consideration of the Tender Offer and the Merger and to Needham & Company in connection with its analysis described under “Opinion of California Micro Devices’ Financial Advisor.” We have historically used projected operating income (loss) and projected net income (loss) internally for strategic decision making, forecasting future results and evaluating the Company’s current performance and have reported these non-GAAP financial measures to investors in our quarterly earning releases. We have not historically measured or used projected EBITDA for purposes of our internal decision making or otherwise and have not historically disclosed EBITDA to investors in our quarterly earnings releases or otherwise. We have included these projected non-GAAP financial measures in this solicitation/recommendation statement in order to provide transparency to our stockholders in connection with their decision as to whether or not to tender their shares in the Tender Offer.

Following is a reconciliation of each of these non-GAAP projections to the most directly comparable GAAP financial measure. These non-GAAP projections disclosed by the Company should not be considered a substitute for, or superior to, projected GAAP financial measures and the following GAAP reconciliation should be carefully evaluated. The operating income (loss), net income (loss) and EBITDA definitions used by the Company may be different from, and therefore may not be comparable to, similarly titled measures used by other companies.

RECONCILIATION OF PROJECTED NON-GAAP OPERATING INCOME (LOSS) AND PROJECTED NON-GAAP NET INCOME (LOSS) TO PROJECTED GAAP NET SALES

(Estimated)	Calendar Year 2009		Calendar Year 2010
	For three months ended, or as of, December 31, 2009	For twelve months ended, or as of, December 31, 2009	For three months ended, or as of, March 31, 2010	For three months ended, or as of, June 30, 2010	For three months ended, or as of, September 30, 2010	For three months ended, or as of, December 31, 2010	For twelve months ended, or as of, December 31, 2010
	($ in thousands)
GAAP Net sales	$12,038	$41,673	$12,010	$13,296	$15,368	$17,344	$58,019
less COGS	7,921	29,818	7,906	8,780	10,167	11,280	38,134
less operating expenses	4,341	22,357	4,380	4,418	4,281	4,246	17,325
plus stock-based compensation expense	223	1,546	275	254	264	221	1,015
plus amortization intangibles	6	24	6	—	—	—	6
plus restructuring and asset impairment	—	452	—	—	—	—	—

Non-GAAP Operating income (loss)	$5	$(8,479)	$5	$353	$1,184	$2,039	$3,581

plus other	3	16	8	10	10	10	38
less tax	3	(14)	3	25	25	25	78

Non-GAAP Net income (loss)	$5	$(8,449)	$10	$338	$1,169	$2,024	$3,541

RECONCILIATION OF PROJECTED EBITDA TO PROJECTED GAAP NET INCOME (LOSS)

(Estimated)	Calendar Year 2009		Calendar Year 2010
	For three months ended, or as of, December 31, 2009	For twelve months ended, or as of, December 31, 2009	For three months ended, or as of, March 31, 2010	For three months ended, or as of, June 30, 2010	For three months ended, or as of, September 30, 2010	For three months ended, or as of, December 31, 2010	For twelve months ended, or as of, December 31, 2010
	($ in thousands)
GAAP Net income (loss)	$(224)	$(10,518)	$(271)	$84	$905	$1,803	$2,520
plus stock-based compensation expense	223	1,546	275	254	264	221	1,015
plus amortization intangibles	6	24	6	—	—	—	6
plus restructuring and asset impairment	—	452	—	—	—	—	—
plus D&A	257	1,485	228	205	183	173	790
less interest income	3	16	8	10	10	10	38
plus tax expense	3	(14)	3	25	25	25	78
plus tax rate difference	—	65	—	—	—	—	—
plus other	—	(18)	—	—	—	—	—
EBITDA	$262	$(6,994)	$233	$558	$1,368	$2,212	$4,371

(viii) Legal Proceedings Regarding the Offer

On December 17, 2009, a purported class action lawsuit, Robert Varrenti v. Robert Dickinson, et al., was filed in the Superior Court of California, Santa Clara County against the Company, current and former members of the California Micro Devices Board, ON Semiconductor and Purchaser. The complaint alleges, among other things, that (1) the California Micro Devices Board violated its fiduciary duties to the Company’s stockholders by approving the Offer and the Merger and certain terms of the Merger Agreement related to the Company’s ability to solicit or consider or accept alternative proposals, (2) the Company aided and abetted that breach and (3) the Offer Price is unfair and inadequate for reasons including but not limited to that the Company is allegedly poised for substantial growth; recently-reported revenue exceeded guidance; handset protection revenue, bookings and operating cash flow have increased; shipments began for newly introduced Android phones; and the Company has recently released key new products. The complaint seeks, among other things, an injunction prohibiting consummation of the Merger, rescission or damages in the event the Offer and the Merger are consummated, and attorneys’ fees and expenses.

On December 21, 2009, a second purported class action lawsuit, Annamarie Medeiros et al. v. California Micro Devices Corporation, et al., was filed in the Court of Chancery in the State of Delaware against the Company and its directors, ON Semiconductor and Purchaser. The lawsuit makes essentially the same allegations as the Varrenti action and seeks similar relief.

Each of these complaints may be amended in the future and other similar lawsuits may be filed.

(ix) Additional Information.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009;

•	the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2009 and September 30, 2009; and

•

the Company’s Current Reports on Form 8-K filed with the SEC on June 19, 2009, July 9, 2009 (except Item 7.01 and Exhibit 99.1 (and the associated sentence in Item 9.01) which are not incorporated by reference), August 10, 2009 (except Items 7.01 and 9.01 and Exhibit 99.1 which are not incorporated by reference), September 23, 2009, November 18, 2009, December 2, 2009 and December 15, 2009 (two reports).

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated December 28, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Summary Advertisement as published on December 28, 2009 in The New York Times.*

(a)(1)(vii)	Joint Press Release issued by ON Semiconductor Corporation and California Micro Devices Corporation on December 14, 2009 (incorporated by reference from Exhibit 99.1 attached to the Current Report on Form 8-K dated December 14, 2009, filed by California Micro Devices Corporation on December 15, 2009).

(a)(1)(viii)	Press Release issued by ON Semiconductor Corporation on December 28, 2009.*

(a)(2)(i)	Letter to Stockholders from the Chairman of the Board of California Micro Devices Corporation, dated December 28, 2009.†

(a)(5)	Opinion of Needham & Company to the Board of Directors of California Micro Devices Corporation, dated December 12, 2009 (incorporated by reference from Annex II attached to this Schedule 14D-9).†

(e)(1)	Agreement and Plan of Merger, dated as of December 14, 2009, by and among ON Semiconductor Corporation, Purchaser, and California Micro Devices Corporation (incorporated by reference from Exhibit 2.1 attached to the Current Report on Form 8-K dated December 14, 2009, filed by California Micro Devices Corporation on December 15, 2009).

(e)(2)	Form of Officer and Director Indemnification Agreement.

(e)(3)	California Micro Devices Corporation’s Amended and Restated 1995 Employee Stock Purchase Plan (incorporated by reference from Appendix A to California Micro Devices Corporation’s Definitive Proxy Statement filed by California Micro Devices Corporation on July 29, 2009).

(e)(4)	Amendment to Rights Agreement, dated as of December 11, 2009, by and between California Micro Devices Corporation and Mellon Investor Services LLC, as Rights Agent (incorporated by reference from Exhibit 4.1 attached to the Current Report on Form 8-K dated December 11, 2009, filed by California Micro Devices Corporation on December 15, 2009).

(e)(9)	Tender and Voting Agreement by and among each of the officers and directors of California Micro Devices Corporation, California Micro Devices Corporation, ON Semiconductor Corporation, and its indirect wholly-owned subsidiary Pac-10 Acquisition Corporation dated as of December 14, 2009 (incorporated by reference from Exhibit 99.2 attached to the Current Report on Form 8-K dated December 14, 2009, filed by California Micro Devices Corporation on December 15, 2009).

Exhibit Number	Description

(e)(10)	Tender and Voting Agreement by and among California Micro Devices Corporation’s stockholder Dialectic Capital Management affiliated funds, California Micro Devices Corporation, ON Semiconductor Corporation, and its indirect wholly-owned subsidiary Pac-10 Acquisition Corporation dated as of December 14, 2009 (incorporated by reference from Exhibit 99.3 attached to the Current Report on Form 8-K dated December 14, 2009, filed by California Micro Devices Corporation on December 15, 2009).

(e)(11)	Confidentiality Agreement, dated as of April 30, 2009, by and between California Micro Devices Corporation and ON Semiconductor Corporation.

(e)(12)	Exclusivity Agreement, dated as of November 26, 2009, by and between California Micro Devices Corporation and ON Semiconductor Corporation.

(e)(13)	Amendment to Confidentiality Agreement, dated as of December 14, 2009, by and between California Micro Devices Corporation and ON Semiconductor Corporation.

(g)	None.

*	Incorporated by reference from the Schedule TO filed by Pac-10 Acquisition Corporation and ON Semiconductor Corporation on December 28, 2009.
†	Included in materials mailed to stockholders of California Micro Devices Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALIFORNIA MICRO DEVICES CORPORATION

Date: December 28, 2009	/s/ ROBERT V. DICKINSON
Robert V. Dickinson
President and Chief Executive Officer

ANNEX I

CALIFORNIA MICRO DEVICES CORPORATION

490 N. MCCARTHY BOULEVARD, #100

MILPITAS, CALIFORNIA 95035

(408) 263-3214

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about December 28, 2009 to holders of record of common stock, par value $0.001 per share, of California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”) (the “Common Stock”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of California Micro Devices with respect to the tender offer by Pac-10 Acquisition Corporation, a Delaware corporation (“Purchaser”), and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON Semiconductor”), for all of the issued and outstanding shares of Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to California Micro Devices. You are receiving this Information Statement in connection with the possible election of persons designated by ON Semiconductor to at least a majority of the seats on the Board of Directors of California Micro Devices (the “California Micro Devices Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 14, 2009, as such may be amended from time to time, among ON Semiconductor, Purchaser and California Micro Devices (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on December 28, 2009, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $4.70 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on January 26, 2010 (which is the end of the day on January 26, 2010), at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to California Micro Devices stockholders and are filed as exhibits to the Schedule 14D-9 filed by us with the Securities and Exchange Commission on December 28, 2009.

The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by ON Semiconductor or Purchaser for, all shares of Common Stock tendered pursuant to the Offer, ON Semiconductor or Purchaser shall be entitled to designate such number of members of the California Micro Devices Board as will give ON Semiconductor, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the following paragraph, representation equal to at least that number of directors, rounded up to the next whole number, which is the product of (1) the total number of directors on the California Micro Devices Board (giving effect to any increase in the number of members of the California Micro Devices Board as a result of the appointment of ON Semiconductor’s designees) multiplied by (2) the percentage that (A) such number of shares of Common Stock so accepted for payment and paid for pursuant to the Offer bears to (B) the number of shares of Common Stock outstanding at the time that Purchaser purchases shares of Common Stock pursuant to the Offer, and California Micro Devices shall, at such time, use reasonable best efforts to cause such designees to be so elected. As a result, Purchaser will have the ability to designate at least a majority of the California Micro Devices Board following consummation of the Offer. California Micro Devices will also, subject to applicable law, cause the individuals designated by ON Semiconductor to constitute the same percentage of each committee of the California Micro Devices Board.

However, in the event that ON Semiconductor’s designees are elected or appointed to the California Micro Devices Board, then until the Effective Time, California Micro Devices shall cause the California Micro Devices Board to have at least three directors who were directors of California Micro Devices on the date of the Merger Agreement and who are neither officers of California Micro Devices nor designees or affiliates of ON Semiconductor.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of ON Semiconductor’s designees to the California Micro Devices Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning ON Semiconductor, Purchaser and ON Semiconductor’s designees has been furnished to us by ON Semiconductor, and we assume no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION CONCERNING CALIFORNIA MICRO DEVICES

Our authorized capital stock consists of 50,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock, par value $0.001 per share. As of December 14, 2009, there were 23,073,189 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

Our Common Stock is the only class of voting securities of California Micro Devices outstanding that is entitled to vote at a meeting of stockholders of California Micro Devices. Each share of our Common Stock entitles the record holder to one vote on each matter submitted to a vote of the stockholders.

ON SEMICONDUCTOR DESIGNEES

ON Semiconductor has informed California Micro Devices that it will choose its designees to the California Micro Devices Board from the executive officers of ON Semiconductor and/or Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders of California Micro Devices. The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. ON Semiconductor has informed California Micro Devices that each of such executive officers of ON Semiconductor and/or Purchaser listed in Schedule I to the Offer to Purchase has consented to act as a director of California Micro Devices, if so designated. ON Semiconductor has advised California Micro Devices that, to the best knowledge of ON Semiconductor and Purchaser, none of the executive officers of ON Semiconductor and/or Purchaser listed in Schedule I to the Offer to Purchase (1) is currently a director of, or holds any position with, California Micro Devices, or (2) has a familial relationship with any directors or executive officers of California Micro Devices. California Micro Devices has been advised that, to the best knowledge of ON Semiconductor and Purchaser, except as disclosed in the Offer to Purchase, none of the executive officers of ON Semiconductor and/or Purchaser listed in Schedule I to the Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any shares of California Micro Devices and none have been involved during the past two years in any transactions with California Micro Devices or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

ON Semiconductor has advised California Micro Devices that, to the best knowledge of ON Semiconductor and Purchaser, none of the executive officers of ON Semiconductor and/or Purchaser listed in Schedule I to the Offer to Purchase has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the individual’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

It is expected that ON Semiconductor’s designees will assume office as promptly as practicable following the purchase by Purchaser of the Common Stock pursuant to the Offer, which purchase cannot be earlier than January 27, 2010, and that, upon assuming office, ON Semiconductor’s designees will thereafter constitute at least a majority of the California Micro Devices Board. It is currently not known which of the current directors of California Micro Devices would resign, if any.

DIRECTORS AND EXECUTIVE OFFICERS OF CALIFORNIA MICRO DEVICES

Set forth below are the name, age and position of each of our directors and executive officers as of December 28, 2009.

Name	Age	Position
Robert V. Dickinson	68	President, Chief Executive Officer and Director
Kevin J. Berry	60	Chief Financial Officer
Kyle D. Baker	46	Vice President, Marketing
Daniel Hauck	54	Vice President, Sales
Juergen Lutz	50	Vice President, Engineering
Manuel H. Mere	64	Vice President, Operations and Information Systems
Dr. Edward C. Ross(1)	68	Chairman of the Board
Jon S. Castor(1)(2)(3)	58	Director
David L. Wittrock(2)(3)	56	Director
John Fichthorn(2)(3)	36	Director
J. Michael Gullard(1)(2)	64	Director
Kenneth Potashner(1)(3)	52	Director

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	Member of Nominating and Corporate Governance Committee

Robert V. Dickinson has been President, Chief Executive Officer, and a member of the California Micro Devices Board since April 2001. From August 1999 to April 2001, he was Vice President and General Manager of the Optical Storage Division of Cirrus Logic, Inc., a semiconductor manufacturer, where, starting in 1992, he served in several other senior executive roles including President of its Japanese subsidiary. Previously, he held senior management positions at Western Digital Corporation, a semiconductor and disk drive manufacturer, from 1988 to 1992, following its acquisition of Verticom, Inc., where he served as President and Chief Executive Officer from 1987 to 1988. Mr. Dickinson also served as a Director of Transmeta Corporation, a semiconductor company, from May 2005 though its acquisition by Novafora in January 2009.

Kevin J. Berry has been our Chief Financial Officer (on either an interim or regular basis) since March 2006. From January 2005 through July 2006, Mr. Berry served as consulting Chief Financial Officer for multiple technology companies. Previously, from May 2000 through January 2005, Mr. Berry was Vice President,

Finance, and Chief Financial Officer for SteelEye Technology, a privately held business software company. Previously, he has served as Vice President, Finance, and Chief Financial Officer for ConnectInc.com and Award Software International, where he led its IPO.

Kyle D. Baker has been our Vice President, Marketing since August 2001. Previously, he was Vice President of Marketing of the Optical Storage Division of Cirrus Logic, Inc., a semiconductor manufacturer, from January 2001 to August 2001 and was Senior Director of Marketing at Candescent Technologies, a flat panel display company, from 1998 to January 2001. He also held a number of other marketing management positions with Cirrus Logic from 1994 through 1998. Prior to Cirrus Logic, he served in marketing and sales management roles at Western Digital and Proctor & Gamble.

Daniel Hauck has been our Vice President, Sales since February 2008. Prior to California Micro Devices, he was a vice president of worldwide sales, at Catalyst Semiconductor from January 2007 to February 2008, Leadis Technology from January 2004 to October 2006, Amphion Semiconductor from February 2002 to December 2003, BOPS and Neomagic. His early sales management experience was at Cirrus Logic over a nine year period.

Juergen Lutz has been our Vice President, Engineering since July 2005. Prior to California Micro Devices, Mr. Lutz served as Vice President, Integrated Circuit Engineering for Cirrus Logic Inc., a semiconductor manufacturer, from 1994 through June 2005 where he was responsible for all mixed signal product developments of the company, including audio DSP and ARM based SoC processors. He also had a brief stint as Vice President of Engineering at Alien Technology, an RFID semiconductor company for supply chain management, from June 2005 through July 2005. Prior to Cirrus Logic he also worked with Micronas, LSI Logic and AT&T Bell Labs.

Manuel H. Mere has been our Vice President, Operations and Information Technology since March 2006. Previously, he was our Vice President, Supply Chain Management since February 2002, and our Vice President and General Manger, Milpitas starting in January 1998. Prior to that, he was Vice President, Operations, at Silicon Storage Technology; our Vice President of Thin Film Operations; Vice President of Manufacturing for Cypress Semiconductor for its San Jose, California plant and subsequently for its Bangkok, Thailand plant; and Vice President of Operations for Xicor. Prior to Xicor he held engineering management positions at IBM, National Semiconductor and Harris Semiconductor. Mr. Mere is a member of the Technical Advisory Board for Si Test Solutions Ltd.

Dr. Edward C. Ross has been a member of the California Micro Devices Board since June 2002 and its Chairman since October 2009. He is currently retired, having previously served as President (2000 through December 2004) and President Emeritus (January 2005 through December 2005) of TSMC North America, the US subsidiary of Taiwan Semiconductor Manufacturing Company Ltd., a Taiwanese semiconductor manufacturer. Previously, he was Senior Vice President of Synopsys, Inc., an electronic design automation supplier, from 1998 to 2000, and President of Technology and Manufacturing at Cirrus Logic, Inc., a semiconductor manufacturer, from 1995 to 1998. Dr. Ross has been a Director of semiconductor companies Volterra Semiconductor, Inc., since May 2004, and Atmel Corporation since April 2008.

Jon S. Castor has been a member of the California Micro Devices Board since July 2009. He has been a private investor and a member of public and private boards of directors since June 2004. Previously, from 2003 to 2004, Mr. Castor was an executive with Zoran Corporation, a provider of digital solutions for applications in the home entertainment and imaging markets, as the Senior Vice President and General Manager of Zoran’s DTV Division and then as a post-acquisition advisor to the Chief Executive Officer. From 2002 to 2003, Mr. Castor was the Senior Vice President and General Manager of the TeraLogic Group at Oak Technology, Inc., a developer of integrated circuits and software for digital televisions and printers, which was acquired by Zoran. In 1996, Mr. Castor co-founded TeraLogic, Inc., a developer of digital television integrated circuits, software and systems, where he served in several capacities, including as its Chief Executive Officer and director from 2000 to 2002, when it was acquired, first by Oak Technology in 2002 and then indirectly in 2003 by Zoran when Zoran acquired Oak Technology. Mr. Castor also serves as a director of publicly-traded Adaptec, Inc. (data storage hardware and software solutions), and two private companies, including Omneon (video server and media storage equipment) where he is Chairman. Previously he was a director of publicly-traded Genesis Microchip from 2004 until its sale to ST Microelectronics in 2008.

John Fichthorn is a co-founder of Dialectic Capital Management, LLC, an investment management firm, and has been a portfolio manager there since 2003. From 2000 to 2003, he was employed by Maverick Capital, most recently as Managing Director of the technology group. From 1999 to 2000, he was an analyst at Alliance Capital working as an analyst across multiple hedge fund products and as a member of the technology team. From 1997 to 1999, he was an analyst at Quilcap Corporation, a hedge fund where he covered all sectors, with a focus on technology. From 1995 to 1997, Mr. Fichthorn worked at Ganek & Orwicz Partners where his responsibilities included small cap research, international closed-end fund arbitrage and operations.

J. Michael Gullard is a General Partner at Cornerstone Management, a professional turn-around consulting and investment firm. He founded the firm in 1984 as a Venture Capital firm. Mr. Gullard has 35 years of financial, general management and venture capital experience in the technology industry. He was the Chief Executive Officer and the Chief Financial Officer at Telecommunications Technology, Inc. from 1979 to 1984. Previously, Mr. Gullard held a variety of senior financial and operational management positions at Intel Corporation from 1972 to 1979. Mr. Gullard also serves on the boards of directors of the following public companies: Alliance Semiconductor Corporation, JDA Software Group Inc., Planar Systems Inc. and Proxim Wireless Corporation. Mr. Gullard is also the Non-Executive Chairman of the board of directors at Dyntek, Inc.

Kenneth Potashner has served as Chairman of the board of directors of Newport Corporation, a leading global supplier of advanced-technology products and systems, since September 2007 and as a member of its board of directors since 1998. Since May 2003, Mr. Potashner has been an independent investor. From 1996 to 2003, he was Chairman of the board of directors of Maxwell Technologies, Inc., a manufacturer of ultracapacitors, microelectronics, power systems and high voltage capacitors. He also served as President and Chief Executive Officer of Maxwell Technologies from 1996 to October 1998. From November 1998 to August 2002, Mr. Potashner was President, Chief Executive Officer and Chairman of SONICblue Inc. (formally S3 Inc.), a supplier of digital media appliances and services. Mr. Potashner was Executive Vice President and General Manager of Disk Drive Operations for Conner Peripherals, a manufacturer of storage systems, from 1994 to 1996. From 1991 to 1994, he was Vice President of Worldwide Product Engineering for Quantum Corporation, a manufacturer of disk drives. From 1981 to 1991, he held various engineering management positions with Digital Equipment Corporation, a manufacturer of computers and peripherals, culminating with the position of Vice President of Worldwide Product Engineering in 1991. Mr. Potashner also served on the board of directors of Applied Solar, Inc., a Delaware corporation.

David L. Wittrock has been a member of the California Micro Devices Board since June 2003. Mr. Wittrock has been in private practice as a tax and financial consultant to high-technology and healthcare companies since October 2002. Previously, he was Vice President, Finance and Business Affairs for Rioport, Inc., an applications service provider for digital music distribution, from 2000 through September 2002, and was a tax partner at KPMG LLP from 1988 to 1999.

To our knowledge, no current director or executive officer of California Micro Devices is a party adverse to, or has a material interest adverse to, California Micro Devices or any of its subsidiaries in any material proceedings.

To our knowledge, no current director or executive officer of California Micro Devices has been convicted in a criminal proceeding during the last five years and no director or executive officer of California Micro Devices was a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

There are no family relationships among any of our directors or our executive officers. In the Company’s recent proxy context, Messrs. Fichthorn, Gullard, and Potashner were the nominees of stockholder Dialectic Capital Management, of which Mr. Fichthorn is an affiliate and which owns approximately 8.5% of the Company’s outstanding stock.

BOARD MEETINGS AND COMMITTEES AND ANNUAL MEETING ATTENDANCE

The California Micro Devices Board held 10 meetings during fiscal 2009. All directors attended at least 75% of the aggregate number of meetings of the board of directors and of the committees on which such directors serve. We encourage our directors to attend the annual meeting of stockholders and in 2009, all of our directors attended the annual meeting of stockholders either in person or by telephone.

The California Micro Devices Board has appointed an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee and has adopted charters for each of these committees. Copies of the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available on our website at www.cmd.com on our “Investors” webpage. The information on our website is not incorporated into this Information Statement.

The Audit Committee consists of David L. Wittrock (Chairman), J. Michael Gullard, Jon S. Castor and John Fichthorn. On behalf of the California Micro Devices Board, the Audit Committee generally oversees the integrity and quality of the Company’s financial accounting and reporting practices and its system of internal accounting controls. Other specific duties and responsibilities are to retain the Company’s independent accountants, review the arrangements for and scope of the audit by the Company’s independent accountants, approve all audit and non-audit services, monitor the independent accountant’s independence, meet with the independent accountants and management to discuss and review the Company’s financial statements, internal controls, and auditing, accounting and financial reporting process. It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the Company’s financial statements and the reporting process, including the system of internal controls. The independent accountants are responsible in their report for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles. The responsibilities of the Audit Committee are more fully described in the Audit Committee’s written charter, a copy of which is available on the Company’s website, www.cmd.com. The Audit Committee held 10 meetings during fiscal 2009.

The Compensation Committee’s principal functions are to recommend to the independent Board members the compensation of our Chief Executive Officer, to set the compensation of other executive officers of the Company considering the recommendation of our Chief Executive Officer, to oversee the administration of the Company’s employee equity plans, and to perform such other duties regarding compensation for employees and consultants as the California Micro Devices Board may delegate from time to time. The Compensation Committee serves as the administrative committee for the Purchase Plan and the 2004 Omnibus Incentive Compensation Plan (the “2004 Plan”). In addition, the Committee reviews and approves recommendations regarding changes in compensation of non-employee directors. See also “Compensation Discussion and Analysis” below. The Compensation Committee currently consists of Jon S. Castor (Chairman), Kenneth Potashner, J. Michael Gullard and Dr. Edward C. Ross. The Compensation Committee has a written charter that has been approved by the California Micro Devices Board, a copy of which is available on the Company’s website, www.cmd.com. The Compensation Committee held nine meetings during fiscal 2009.

The Nominating and Corporate Governance Committee’s principal functions are to oversee corporate governance and to recommend nominees for election to the California Micro Devices Board and for service on the California Micro Devices Board’s committees. The Nominating and Corporate Governance Committee is also charged to conduct or oversee the California Micro Devices Board’s self assessment, which is typically conducted annually. The Nominating and Corporate Governance Committee consists of Kenneth Potashner (Chairman), John Fichthorn, Jon S. Castor and David L. Wittrock, all of whom are independent as defined in rules of the Nasdaq Stock Market. The Nominating and Corporate Governance Committee has a written charter that has been approved by the California Micro Devices Board, a copy of which is available on the Company’s website, www.cmd.com. The Nominating and Corporate Governance Committee held four meetings during fiscal 2009.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee of the California Micro Devices Board is a former or current officer or employee of the Company or any of its subsidiaries. Currently, no executive officer of the Company or any member of the Compensation Committee of the California Micro Devices Board has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Audit Committee Financial Expert

The California Micro Devices Board has determined that David L. Wittrock, the Chairman of the Audit Committee, is an “audit committee financial expert” and is “independent” as defined by applicable listing standards of The Nasdaq Stock Market and SEC rules.

Director Independence and Nomination Process

The California Micro Devices Board nominates directors for election at each annual meeting of stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit and recommend qualified candidates to the California Micro Devices Board for nomination or election.

The California Micro Devices Board has as an objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives and skills. The Nominating and Corporate Governance Committee will select candidates for director based on their character, judgment, diversity of experience, business acumen, and ability to act on behalf of all stockholders. The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge, that may be useful to the Company and the California Micro Devices Board, high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. The Nominating and Corporate Governance Committee believes it appropriate for at least one, and preferably multiple, members of the California Micro Devices Board to meet the criteria for an “audit committee financial expert” as defined by SEC rules, and for a majority of the members of the California Micro Devices Board to meet the definition of “independent director” under the rules of The Nasdaq Stock Market. The Nominating and Corporate Governance Committee also believes it appropriate for the Chief Executive Officer to participate as a member of the California Micro Devices Board.

The California Micro Devices Board has determined that all of its members, except Mr. Dickinson, are “independent” as defined by applicable listing standards of The Nasdaq Stock Market and SEC rules.

Prior to each annual meeting of stockholders, the Nominating and Corporate Governance Committee identifies nominees first by evaluating the current directors whose term will expire at the annual meeting and who are willing to continue in service. These candidates are evaluated based on the criteria described above, including as demonstrated by the candidate’s prior service as a director, and the needs of the California Micro Devices Board with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue in service, the Nominating and Corporate Governance Committee determines not to re-nominate the director, or a vacancy is created on the California Micro Devices Board as a result of a resignation, an increase in the size of the California Micro Devices Board or other event, the Nominating and Corporate Governance Committee will consider various candidates for board membership, including those suggested by the Nominating and Corporate Governance Committee members, by other board members, by any executive search firm engaged by the Nominating and Corporate Governance Committee and by stockholders. Once identified, candidates are initially interviewed by the Chairman of the Nominating and Corporate Governance Committee and our Chief Executive Officer, and then by all members of the Nominating and Corporate Governance Committee and at least one additional officer of the Company and the Chairman of the California Micro Devices Board.

Fiscal 2009 Non-Employee Director Compensation

Mr. Dickinson, the only executive officer who serves on the California Micro Devices Board, does not receive any additional compensation for his board service. The following table sets forth the compensation amounts paid to each non-employee director for his service during the year ended March 31, 2009:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)(4)	All Other Compensation		Total ($)
Wade Meyercord(6)	80,174	31,768	—		111,942
Dr. Edward C. Ross	25,457	31,768	—		57,225
Dr. David W. Sear(7)	25,830	31,768	23,114	(5)	80,712
Dr. John L. Sprague(8)	34,261	31,768	—		66,029
David L. Wittrock	35,957	31,768	—		67,725

(1)	The amounts listed under “Fees Earned or Paid in Cash” are based on fees earned or actual payments made to our non-employee directors during fiscal 2009. In August 2008, on a going forward basis, such amounts were revised to include the standard Board retainer fee of $25,000 per year; a committee chair fee of $15,000 for chairing the Audit Committee, $6,000 for chairing the Compensation Committee, and $5,000 for chairing the Nominating and Corporate Governance Committee; a committee member fee of $7,500 for the Audit Committee, $3,000 for the Compensation Committee, and $2,000 for the Nominating and Corporate Governance Committee; and an annual retainer for the Chairman of the Board of $40,000. As a result of lower fees through August 2008, the fees earned or paid during fiscal 2009 are between approximately 1% and 20% less for each director than these going forward amounts approved in August 2008. These retainers were recently adjusted effective April 1, 2010. See “Narrative Description of Director Compensation” below.
(2)	Amounts in this column represent the compensation cost of stock option awards granted in fiscal year 2009 and prior years recognized for financial statement reporting purposes for fiscal year 2009 calculated in accordance with Statement of Financial Accounting Standards No. 123R, “Share-based Payments,” or “SFAS 123R”. In our calculations per SFAS 123R we used the Black-Scholes option pricing model which utilizes certain assumptions outlined in the footnotes to the Company’s financial statements included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2009.
(3)	Each director was granted 10,000 options under the 2004 Plan on August 21, 2008. The grant date fair value of each option computed in accordance with SFAS 123R is $1.55 per share under option or $15,500 per option grant. Regardless of the value on the grant date, the actual value will depend on the market value of our common stock on a date in the future when a stock option is exercised.
(4)	The numbers of options held at fiscal year end by the directors are as follows: Mr. Meyercord—90,000; Dr. Ross—65,000; Dr. Sear—65,000; Dr. Sprague—90,000; and Mr. Wittrock—51,000.
(5)	Consulting fee for investigating potential new business opportunities.
(6)	Mr. Meyercord is no longer a member of the California Micro Devices Board, effective September 23, 2009.
(7)	Dr. Sear is no longer a member of the California Micro Devices Board, effective September 23, 2009.
(8)	Dr. Sprague is no longer a member of the California Micro Devices Board, effective September 23, 2009.

Narrative Description of Director Compensation

The California Micro Devices Board recently approved changes to the compensation for its outside directors, completing a process that began with the appointment of Jon Castor in early July but which had been deferred during the Company’s proxy contest. Following discussions in October, the newly comprised Compensation Committee in November engaged an outside consultant to advise regarding appropriate director compensation. The result of the California Micro Devices Board and Compensation Committee review, which considered the consultant’s advice, was to adopt the meeting fees described below effective October 1, 2009 (previously there were none), to increase the California Micro Devices Board and California Micro Devices Board committee retainers effective April 1, 2010 and to add a restricted stock unit (“RSU”) component to the existing option component of equity compensation. The appointees of ON Semiconductor would not be considered outside directors for these purposes and would not receive any compensation from the Company for their services as Company directors although ON Semiconductor could choose separately to compensate them.

Meeting Fees

The Company pays a $1,000 per meeting fee to each non-employee director who attends or participates by telephone in board or committee meetings, except that:

(1) For meetings below a threshold number of meetings, there is no meeting fee. For meetings of the California Micro Devices Board, no meeting fee will apply to five meetings per year (one per quarter, and the annual planning meeting). Also, no meeting fee will apply to one meeting per quarter for each of the Compensation and Nominating and Corporate Governance Committees, and to two meetings per quarter for the Audit Committee. All meetings of ad hoc committees that do not have associated retainers would earn meeting fees.

(2) For meetings in which a fee does apply, the meeting fee of $1,000 may be reduced to $500 by the Chairman of the Board for board meetings, or committee chairpersons for committee meetings, if in their judgment a reduced fee meeting rate should apply.

Directors who are employees of the Company do not receive any fees for their service on the California Micro Devices Board or any committee.

Retainer

All non-employee directors receive an annual retainer and are reimbursed for their out-of-pocket expenses. In addition, the Chairman of the Board receives an annual retainer and all outside directors receive an annual retainer for serving on a committee or as committee chairman as shown below. All annual retainers are payable in quarterly installments at the end of each fiscal quarter. The current retainers and those recently approved to be effective on April 1, 2010, the start of the Company’s fiscal 2011, are set forth below:

Position	Annual Retainer through 3/31/10	Annual Retainer starting 4/1/2010
Board Member	$25,000	$30,000
Chairman of the Board Supplement	$40,000	$40,000
Audit Committee Member	$7,500	$10,000
Audit Chairman	$15,000	$20,000
Compensation Committee Member	$3,000	$7,500
Compensation Chairman	$6,000	$15,000
Nominating & Corporate Governance (N&CG) Member	$2,000	$5,000
N&CG Chairman	$5,000	$10,000

In light of the potential for the service of directors to cease involuntarily prior to the one-year anniversary of their September 23, 2009, election, the California Micro Devices Board considered whether the retainer balance that would be correspondingly accelerated and paid when such service ceases should increase. The California Micro Devices Board determined that the increased rates should only apply to directors who were in service as of April 1, 2010.

Equity Grants

The non-employee directors are entitled to stock option grants under the provisions of the 2004 Plan. The 2004 Plan is designed to automatically grant options to non-employee directors. A director joining the California Micro Devices Board for the first time receives an option for 20,000 shares. Each director who has served at least six months and is reelected at an annual stockholders meeting receives an option for 10,000 shares immediately after that annual meeting. Each 20,000 share option vests as to one-fourth of the shares at the end of the fourth full calendar quarter following the date the option was granted, and as to one-sixteenth of the shares at the end of each of the next 12 full calendar quarters thereafter. Each 10,000 share option vests one-twelfth on the date of grant and one-twelfth on each of the next eleven monthly anniversaries of the date of grant. The vesting of all non-employee director options accelerates so that they become exercisable in full upon a change of control. The exercise price for non-statutory options granted to non-employee directors under the 2004 Plan is the fair market value of a share of the Common Stock on the date of grant and the term of such options is 10 years. In July 2009, the California Micro Devices Board amended the vesting for options granted to a newly-appointed director to provide that if a newly-appointed director stands for election but is not elected to the California Micro Devices Board prior to the vesting of the first tranche of the director’s option, that tranche would be accelerated and vest in full.

Determining that restricted stock units should be part of the equity for directors, on December 12, 2009, the Company made awards of restricted stock units under the 2004 Plan, which upon vesting settle at no charge into Common Stock. The four new directors, Messrs. Castor, Fichthorn, Gullard, and Potashner, were each granted 5,000 units which vest ratably over three years in annual increments. The two continuing directors, Messrs. Ross and Wittrock, were each granted 2,500 units which vest upon the first to occur of one year from the date of grant or the next annual stockholders meeting. Analogous to options granted under the 2004 Plan to directors upon their election or re-election, the restricted stock units also vest upon a change in control.

The Compensation Committee, in consultation with the Company’s executive officers, implemented this director compensation program after considering factors such as the role, time commitment and qualifications of the Company’s directors and analyzing director compensation policies of reasonably comparable companies. The Compensation Committee does not delegate any of its authority as to determining director compensation. The Compensation Committee retained a compensation consultant during November 2009 to assist the Compensation Committee in determining whether the Company’s board compensation was in line with the board compensation of its peers and if not, what changes to recommend to the California Micro Devices Board.

Stockholder Communication with the Board of Directors

The Company provides for a process for stockholders to communicate with the Board. Stockholders may send written communications to the attention of the Board, specific Board member or committee, in care of California Micro Devices Corporation, Attention: Kevin J. Berry, Chief Financial Officer, 490 North McCarthy Boulevard, #100, Milpitas, California 95035. You must include your name and address in the written communication and indicate whether you are a stockholder of the Company. Mr. Berry will review any communication received from a stockholder, and all material communications from stockholders will be forwarded to the appropriate director or directors or committee of the Board based on the subject matter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 14, 2009 as to shares of our Common Stock beneficially owned by: (1) each person who is known by us to own beneficially more than 5% of our Common Stock; (2) each of our named executive officers named under “Executive Compensation and Other Information Concerning Executive Officers—Summary Compensation Table;” (3) each of our directors; and (4) all of our current directors and executive officers as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Applicable percentage ownership is based on 23,073,189 shares of our Common Stock outstanding as of December 14, 2009.

Unless otherwise indicated, the address for the following stockholders is c/o California Micro Devices Corporation, 490 N. McCarthy Boulevard, #100, Milpitas, California 95035.

Beneficial Owner(1)	Shares Beneficially Owned	Percent
GAMCO Investors(2) One Corporate Center RYE, New York, NY 10580-1434	2,184,950	9.47%
Dialectic Capital Management, LLC(3) 153 East 53rd Street, 29th Floor New York, NY 10022	2,025,011	8.78%
Dimensional Fund Advisors(4) 1299 Ocean Avenue Santa Monica, CA 90401	1,773,513	7.69%
T. Rowe Price Associates, Inc.(5) P.O. Box 17630 Baltimore, MD 21297-1630	1,670,900	7.24%
RiverSource Investments LLC(6) 50210 Ameriprise Financial Center Minneapolis, MN 55474	1,243,100	5.39%
Robert V. Dickinson(7)	1,015,750	4.23%
Kevin J. Berry(8)	232,875	1.00%
Kyle D. Baker(9)	373,150	1.59%
Daniel Hauck(10)	100,000	*
Juergen Lutz(11)	259,375	1.11%
Manuel H. Mere(12)	272,777	1.17%
Dr. Edward C. Ross(13)	78,915	*
Jon S. Castor	5,000	*
David L. Wittrock(14)	68,915	*
John Fichthorn	5,000	*
Kenneth Potashner	5,000	*
James Michael Gullard	5,000	*
Directors and Executive Officers as a group (12 persons)(15)	2,421,757	9.60%

*	Less than 1%.
(1)	Except as noted below, based solely upon information furnished by such individuals or contained in filings made by such beneficial owners with the Securities and Exchange Commission.
(2)	Information based on a Form 13D filed with the SEC on March 25, 2009, as amended on August 7, 2009, by Mario Gabelli (“Gabelli”), Gabelli Funds, LLC (“G Funds”), Teton Advisors, Inc. (“Teton”), and GAMCO Asset Management Inc. (“Gamco”) and on a Form 13F-HR filed with the SEC by Gamco et al. on November 12, 2009 for its holdings as of September 30, 2009. Gamco has sole dispositive power over 1,199,300 of these shares and sole voting power over 1,074,300 of these shares. G Funds has sole dispositive and voting power over 660,000 of these shares, and Teton has sole dispositive and voting power over 325,650 of these shares. Gabelli is deemed to have beneficial ownership over the shares beneficially owned by Gamco, Teton and G Funds.
(3)	Information based on a Form 13D/A filed with the SEC by Dialectic Capital Management, LLC (“Dialectic”), John and Luke Fichthorn (the “Fichthorns”), and other persons on March 6, 2009, as amended on September 25, 2009 and on a Form 13F-HR filed with the SEC by Dialectic on November 13, 2009 for its holdings as of September 30, 2009. Dialectic and the Fichthorns have shared voting and dispositive power over all 2,025,011 of the shares beneficially owned by Dialectic. The Fichthorns disclaim beneficial ownership in these shares except to the extent of their pecuniary interest in Dialectic.

(4)	Information based on a Form 13G filed with the SEC on February 9, 2009, by Dimensional Fund Advisors LP (“Dimensional”), a registered investment advisor, which serves as an institutional investment advisor or manager to various investment funds as updated by a Form 13F-HR filed with the SEC on October 29, 2009, by Dimensional for its holdings as of September 30, 2009. The filings indicated that Dimensional had dispositive authority over 1,773,513 shares along with Dimensional Fund Advisors Ltd., also a registered investment advisor, and that Dimensional had sole voting authority over 1,742,813 shares. Dimensional disclaims beneficial ownership of these shares.
(5)	Information based on a Schedule 13G/A filed with the SEC by T. Rowe Price Associates, Inc. (“T. Rowe Price Associates”) and T. Rowe Price Small-Cap Value Fund, Inc. (“T. Rowe Price Fund”) on February 12, 2009, as updated by Schedule 13F-HR filed with the SEC by T. Rowe Price Associates on November 13, 2009, for its holdings as of September 30, 2009. T. Rowe Price Associates, which serves as investment adviser, has the power to direct investments and/or sole power to vote the shares owned by T. Rowe Price Fund, as well as shares owned by certain other individual and institutional investors. T. Rowe Price Fund has sole voting power over 1,600,000 of these shares and T. Rowe Price Associates has sole voting power of 70,900 of these shares and sole dispositive power over all 1,670,900 of these shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be the beneficial owner of these 1,670,900 shares, including the shares owned by T. Rowe Price Fund, of which T. Rowe Price Associates expressly disclaims beneficial ownership. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.
(6)	Information based on a Schedule 13F-HR filed with the SEC on November 13, 2009 for its holdings as of September 30, 2009, by Ameriprise Financial, Inc., with RiverSource Investments LLC as an included fund manager on the filing. The filing indicated that Ameriprise had sole dispositive authority over all 1,243,100 of these shares and voting power over none of these shares.
(7)	Consists of 22,000 shares held by The Dickinson Family 1984 Trust, for which Mr. and Mrs. Dickinson are trustees, and 931,251 shares subject to options exercisable within 60 days of December 14, 2009.
(8)	Includes 201,875 shares subject to options exercisable within 60 days of December 14, 2009.
(9)	Includes 346,150 shares subject to options exercisable within 60 days of December 14, 2009.
(10)	Includes 75,000 shares subject to options exercisable within 60 days of December 14, 2009.
(11)	Includes 234,375 shares subject to options exercisable within 60 days of December 14, 2009.
(12)	Includes 244,525 shares subject to options exercisable within 60 days of December 14, 2009.
(13)	Includes 62,915 shares subject to options exercisable within 60 days of December 14, 2009.
(14)	Includes 48,915 shares subject to options exercisable within 60 days of December 14, 2009.
(15)	Includes 2,145,006 shares subject to options exercisable within 60 days of December 14, 2009.

EXECUTIVE COMPENSATION AND OTHER INFORMATION CONCERNING EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Compensation Philosophy. In structuring the Company’s compensation programs for its “named executive officers,” as defined below immediately preceding the Summary Compensation Table, the Compensation Committee’s goals and objectives are to align the compensation of the named executive officers with the Company’s business objectives and performance and to attract, retain and reward executive officers who contribute to the long-term success of the Company and help increase stockholder value. Consistent with these goals, the Company’s compensation programs include a mix of salary, bonus, and stock options. Base salary is intended to provide assured cash compensation. Bonus is intended to provide cash compensation linked to Company short-term performance. Stock options are used primarily to link executive incentives and the creation of stockholder value. While equity and cash compensation are considered independently of the one another so that the decision as to each type of compensation does not affect the decision as to the other type, the bonus plan is designed such that bonuses when combined with salaries create total cash compensation which is comparable to the average cash compensation of the surveyed companies against which the Company competes in hiring and retaining executive officers and other key employees. The Company utilizes a similar compensation program for its other key exempt employees. The Compensation Committee does not delegate any of its authority as to determining compensation and no compensation consultants are used, but for fiscal 2007-2009, both the Compensation Committee and the CEO referred to surveys of comparably sized semiconductor companies such as Radford Associates (the Radford Executive Survey of public semiconductor companies with revenue under $200 million) as well as a survey prepared by Wade Meyercord, the then-Chairman of the Board and a member of the Compensation Committee, who is also a consultant on compensation of boards of directors and executive officers, to help benchmark salary and bonus compensation. The companies included in Mr. Meyercord’s most recent survey were Anadigics, Centillium, Communications, Echelon, ESS Technology, Exar, hi/fn, Leadis Technology, Microtune, MIPS Technologies, NetLogic Microsystems, Pericom Semiconductor, Pixelworks, PLX Technology, QuickLogic, SCM Microsystems, Sirenza Microdevices (since acquired by RF Microdevices), Supertex, Virage Logic, Voltera Semiconductor and Zilog. In fiscal 2010, the Compensation Committee and the CEO did not refer to any compensation surveys but due to the economic downturn simply decided to freeze base salaries, make only minor modifications to the bonus plan to reflect the Company’s current challenges and objectives, and to make the same option grants as in fiscal 2009.

Base Salary. The Committee annually reviews and recommends to the independent directors the CEO’s base salary, taking into account individual and corporate performance, level of responsibility, prior experience, breadth of knowledge and competitive pay practices. The Committee annually discusses with the CEO his similar analysis of the base salary of the other executive officers in deciding whether to approve the CEO’s recommendation of the salaries of the other executive officers. Consistent with the Company’s current size, the Committee believes current executive salaries are comparable to the average salaries offered by competitive companies. For fiscal 2008, base salaries of the named executive officers increased approximately 3.5% except for an increase of approximately 7% in the base salary for one officer to make his base salary more comparable to the base salary of other named executive officers with similar levels of responsibility, while for fiscal 2009, base salaries of the named executive officers did not increase except for an increase of approximately 2.2% in the base salary for that one officer for the same purpose. For fiscal 2010, base salaries of the named executive officers did not increase because of the economic downturn. The determination of annual salary is effective at the start of each fiscal year but sometimes is not made until during the first fiscal quarter.

Bonus. The Company’s bonus plan for fiscal 2007 and 2008 provided for annual bonuses to be awarded to the CEO, other named executive officers, and most exempt employees other than the sales people (who participated instead in a commission plan) based on specific goals achieved by the Company and the level of contribution to achievement of the goals by the individual employee. Bonuses for a fiscal year were paid during the first fiscal quarter of the following year once the determination of their amounts was made based upon Company performance; there is no provision for recalculating them should there be a restatement of the Company’s financial statements. The Company’s bonus plan for fiscal 2009 and 2010 provides for quarterly bonuses to be awarded to all CEO and other named executive officers, and every employee (as sales commissions were phased out) based on specific goals achieved by the Company and the level of contribution to achievement of the goals by the individual employee. Bonuses for a fiscal quarter are paid during the first month of the following fiscal quarter once the determination of their amounts can be made based upon Company performance; there is no provision for recalculating them should there be a restatement of the Company’s financial statements. While the percentages may vary from year to year, for the CEO for fiscal 2007-2010, the target bonus is 60% of base salary while for the other named executive officers, the target bonus is 40% of base salary.

Bonus awards depend on the extent to which Company performance objectives are achieved. The Company’s performance objectives vary from year to year and include operating, strategic and financial goals considered critical to the Company’s short and long term goals. For fiscal 2007, the bonus was a function of 50% weight for revenue growth versus fiscal 2006 and 50% weight for gross margin percentage. For fiscal 2008, the bonus was a function of 35% weight for revenue growth versus fiscal 2007 for base products (excluding certain legacy and mature products); 35% weight for gross margin for base products (excluding certain legacy and mature products); and 30% weight for revenue of certain new non-base products. For fiscal 2009, the bonus was a function of 25% weight for the amount of revenue growth versus the prior quarter for base products (that is protection products, and excluding display controllers); 25% weight for display controller revenue versus target; 15% weight for overall gross margin; 15% weight for modified operating cash flow (pretax profit less interest income plus certain planned new product line R&D expense); and 20% weight for a portion determined at the discretion of the Board. For fiscal 2010, the bonus is to be a function of 25% weight for the amount of overall revenue growth versus the prior quarter; 25% weight for overall gross margin; 25% weight for operating cash flow (pretax profit less interest income); and 25% weight for a portion determined at the discretion of the Board, all as shown below:

Bonus Component	Minimum	Target	Maximum
Quarterly Revenue Growth	0%	5%	10%
Gross Margin	32%	37%	42%
Operating Cash Flow	$0	$500,000	$1,000,000
Discretionary	inapplicable	inapplicable	inapplicable

The potential bonus in fiscal 2007-2010 ranges from 0% to 200% of target depending upon Company performance relative to these two, three, five or four factors, respectively, provided that the total bonus payout to all executive officers and employees for fiscal 2007 and 2008 was not to exceed 20% of profit before tax excluding bonus expense, SFAS 123R expenses, and expenses associated the Company’s acquisition of Arques Technology and for each quarter during fiscal 2009 and 2010 may not exceed 24% of profit similarly calculated but for fiscal 2009 also excluding certain planned new product line R&D expense. Because these bonuses are tied to performance, reflecting significant growth and improvement over the prior year, the Committee believes that achievement of the bonus at a 100% payout level while possible is relatively unlikely. During fiscal 2007, 2008 and 2009, payout under the bonus plans was at approximately the 28%, 0% and 15% levels, respectively, for example except for Kevin Berry whose offer letter guaranteed him a fiscal 2007 payout of at least 50% of his target bonus and Daniel Hauck whose offer letter guaranteed him a payout of at least 50% of his target bonus for his first year of employment, one and one-half months of which was during fiscal 2008 and ten and one-half months of which was during fiscal 2009. The bonus plan for each fiscal year is typically put in place during the first fiscal quarter.

The bonus plan is formulaic and while the Board retains discretion to alter the formulae and payout, the Board would not do so absent exigent circumstances so discretionary alterations have not been made for the last several years. Thus, for the Company’s executive officers and key employees, a substantial portion of their cash compensation is linked to achievement of Company performance objectives.

Options. The purpose of the Company’s stock option plan is to attract and retain talented executive and other participating employees and to align their personal financial interests with those of the Company’s stockholders. By historically granting options with an exercise price equal to market price of Company stock at the date of grant, the Company ensures that executive officers will not obtain value unless there is appreciation in the Company’s stock. By generally granting options with a term of ten years and which vest over a four-year period, the options are a retention tool. This approach is designed to focus key employees on sustainable growth of the Company and the creation of stockholder value over the long term.

Stock options are a major component of the compensation package of executive management. Executive officers are generally granted options at the first Compensation Committee meeting following commencement of employment, with annual supplemental options typically considered on or close to the date of the annual stockholders meeting. In addition, while the Committee retains the discretion to grant executive officers additional options at other times based upon superlative performance, the Committee has not done so for the past several years. In recommending individual stock options, the Committee considers individual performance, overall contribution to the Company, retention, the number of unvested stock options and the total number of stock options to be granted. The Committee also considers the scope of an officer’s responsibilities as compared to other officers and, as such, typically grants more options to its CEO than to the other named executive officers. The Committee does not consider SFAS 123(R) expense in determining option grants nor does the Committee consider salary or bonus or gains made from prior option exercises. In determining the size of the option pool for supplemental option grants in any given year, the Committee considers overall stockholder dilution and Company performance.

The Committee is also considering other less dilutive equity incentives such as restricted stock and options with net exercise provisions1.

Executives generally are able to exercise their vested options at any time but may only sell the resulting stock during non-black-out periods or under a 10b5-1 plan. The Company has determined not to have any stock ownership requirement for its executive officers and directors.

Other. Other elements of executive officer compensation consist of participation in the employee stock purchase plan and Company match under its 401(k) plan, both of which are available to employees on the same basis, and Company-paid premiums on life insurance and long-term disability policies. During fiscal 2008 and 2007, the Company also paid Juergen Lutz, Company Vice President of Engineering, $20,574 and $24,840, respectively to reimburse his relocation expenses from Austin, Texas which were grossed up by $6,965 and $21,105, respectively, to cover his income taxes on such reimbursement payments. Beginning in fiscal 2008, so that he is better able to purchase a home in Silicon Valley, the Company agreed to pay Mr. Lutz a bonus to the extent of any mortgage payment he makes on a Silicon Valley house he purchased during 2007, up to $3,500 per month. Mortgage reimbursement payments to Mr. Lutz totaled $42,000 and $18,067 during fiscal 2009 and 2008, respectively. Also during fiscal 2007, the Company paid a consulting fee of $75,840 to Kevin Berry, who as a consultant served as interim CFO from April 1, 2006, through July 9, 2006. In addition, the executive officers participate in Company-wide employee benefit plans such as the flexible-spending and health insurance plans.

Tax Considerations. Cash payments, including salary, bonuses, and commissions, are taxed at ordinary income rates when actually or constructively received. The Company currently grants only non-statutory options. Upon grant, there is no tax consequence for the Company or the optionee. Upon any exercise, the employee is taxed at ordinary income rates and the Company receives a compensation expense deduction based on the spread between the then current fair market value of Company stock and the option exercise price. Upon any subsequent sale of the stock, the optionee is taxed at capital gains rates on any appreciation since the date of exercise, which capital gain or loss is short-term or long-term depending on whether the stock has been held for a year or more.

We generally intend to qualify executive compensation for deductibility without limitation under section 162(m) of the Internal Revenue Code. Section 162(m) provides that, for purposes of the regular income tax and the alternative minimum tax, the otherwise allowable deduction for compensation paid or accrued with respect to a covered employee of a publicly-held corporation (other than certain exempt performance-based compensation) is limited to no more than $1 million per year. We do not expect that the non-exempt compensation paid or to be paid to any of our executive officers for fiscal 2007-2010 as calculated for purposes of section 162(m) will exceed the $1 million limit.

Severance and Change of Control Arrangements. The Company has arrangements with all of its named executive officers to provide them with severance pay if they are terminated without cause or resign for good reason. In addition, if their employment is so terminated following a change of control, they receive accelerated vesting of a portion of their outstanding options. These arrangements are described below under “Executive Compensation—Employment Contracts and Termination of Employment and Change in Control Arrangements.”2 The Committee believed that it was important to provide its named executive officers with the incentive to remain employed with the Company or its successor following a change in control so that the acquirer could transition appropriately and more readily obtain the full value of the Company’s assets which would benefit Company stockholders. Therefore, the Company did not grant benefits simply in the event of a change in control, although if the CEO and CFO is not the CEO or CFO of the resulting entity following the change in control, that person may resign and obtain these benefits.

[1]	See disclosure under “Fiscal Year 2009 Grants of Plan-Based Awards Table” regarding restricted share awards granted in November 2009.
[2]	The fourth paragraph under that section relating to restricted stock awards is not part of the Compensation Discussion and Analysis referred to in the below July Compensation Committee Report.

Report of the Compensation Committee of the Board of Directors on Executive Compensation

The following report of the Compensation Committee does not constitute solicitation material, and shall not be deemed filed or incorporated by reference into any other filing by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.

The Compensation Committee2 has reviewed and discussed the above Compensation Discussion and Analysis with the Company’s management. Based on this review and these discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s annual report on Form 10-K and proxy statement on Schedule 14A3.

Respectfully submitted by the members of the Compensation Committee of the Board:

Dr. John L. Sprague, Chairman

Wade F. Meyercord

Dr. Edward C. Ross

[3]	As of July 28, 2009, the individuals listed below constituted the Compensation Committee of California Micro Devices and performed the actions set forth in this paragraph.
[4]	This refers to California Micro Devices’ proxy statement filed with the SEC on July 28, 2009.

Fiscal 2009, 2008 and 2007 Summary Compensation Table

The following table sets forth information regarding compensation earned for services rendered during fiscal 2009, 2008 and 2007 by our Chief Executive Officer, our Chief Financial Officer and our four other most highly compensated executive officers as of March 31, 2009, whom we refer to collectively as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)		Non-Equity Incentive Plan Compensation ($)	Option Awards (1)($)	All Other Compensation ($)		Total Compensation ($)
Robert V. Dickinson	2009	378,450		34,761	293,447	16,056	(2)	722,714
President and Chief Executive Officer	2008	378,451		0	296,292	17,508	(2)	692,251
	2007	363,800		61,405	334,938	17,364	(2)	777,507

Kevin J. Berry,	2009	238,915		14,630	106,347	8,822		368,715
Chief Financial Officer	2008	238,915		0	126,810	—		365,725
	2007	168,077	(3)	33,397	108,951	76,729	(3)	387,154

Kyle D. Baker	2009	238,915		14,630	121,777	7,980		383,302
Vice President, Marketing	2008	238,915		0	123,816	7,715		370,446
	2007	230,000		25,882	141,981	7,864		405,727

Daniel Hauck	2009	230,885		40,338	105,704	5,731		382,658
Vice President, Sales(4)	2008	30,077		6,014	13,314	204		49,610
	2007	—		—	—	—		—

Juergen Lutz	2009	238,915		14,630	141,059	51,439	(5)	446,043
Vice President, Engineering	2008	238,915		0	147,396	53,603	(5)	439,914
	2007	231,889		25,994	182,085	62,790	(5)	502,758

Manuel H. Mere	2009	230,885		14,138	113,944	11,987		370,953
Vice President, Operations and Information Systems	2008	225,865		0	114,453	11,780		352,098
	2007	210,808		23,630	125,145	11,490		371,073

(1)	Amounts in this column for a particular fiscal year represent the compensation cost of stock option awards granted during that fiscal year and in prior years recognized for financial statement reporting purposes during that fiscal year calculated in accordance with SFAS 123R. In our calculations per SFAS 123R, we used the Black-Scholes option pricing model which utilizes certain assumptions outlined in the footnotes to the Company’s financial statements included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2009.
(2)	This includes $8,649, $10,669 and $10,669 for fiscal 2009, 2008 and 2007, respectively, in life insurance premiums.
(3)	Kevin J. Berry served as consultant and interim Chief Financial Officer to the Company from March 16, 2006, through July 10, 2006, at which time he became an employee and Chief Financial Officer. His wages from July 11, 2006, through March 31, 2007, are shown under the column “Salary” for fiscal 2007 while his consulting fees from April 1, 2006, through July 10, 2006, of $75,840 are shown under the column “All Other Compensation” for fiscal 2007.
(4)	Daniel Hauck joined the Company in February 2008.
(5)	For fiscal 2009, this includes $42,000 for reimbursement of mortgage expenses. For fiscal 2008, this includes $20,574 for reimbursement of mortgage expenses, $18,067 for reimbursement of relocation expenses, and $6,965 of gross-up of such relocation expense reimbursement for the officer’s payment of income taxes on such reimbursement. For fiscal 2007, this includes $24,840 for reimbursement of relocation expenses and $21,105 of gross-up of such reimbursement for the officer’s payment of income taxes on such reimbursement.

Fiscal Year 2009 Grants of Plan-Based Awards Table

The following table shows information regarding stock option awards we granted to the named executive officers during the fiscal year ended March 31, 2009. The options granted to our named executive officers in fiscal year 2009 were granted under our 2004 Plan.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (2)($)
		Threshold ($)	Target ($)	Maximum ($)
Robert V. Dickinson		—	226,200	452,400
	8/21/2008				125,000	3.12	193,750
Kevin J. Berry		—	95,200	190,400
	8/21/2008				50,000	3.12	77,500
Kyle D. Baker		—	95,200	190,400
	8/21/2008				50,000	3.12	77,500
Daniel Hauck		—	92,000	184,000
	8/21/2008				—	n/a	n/a
Juergen Lutz		—	95,200	190,400
	8/21/2008				50,000	3.12	77,500
Manuel H. Mere		—	92,000	184,000
	8/21/2008				50,000	3.12	77,500

(1)	Exercisable as to 25% of the underlying shares on the first anniversary of the grant date, with 6.25% vesting each additional three months thereafter over the following three years. The options have a term of 10 years, subject to earlier termination in certain events relating to termination of employment. Vesting of the options is subject to acceleration under the circumstances described under “Employment Contracts, Termination of Employment and Change-in-Control Arrangements.”
(2)	The value of the option awards is based on the fair value as of the grant date of the award calculated in accordance with SFAS 123R. Regardless of the value on the grant date, the actual value will depend on the market value of the Common Stock on a date in the future when a stock option is exercised.

The Compensation Committee, following the 2009 annual stockholders meeting determined to make restricted share awards rather than option grants when the Company made its annual equity awards to Company named executive officers under the 2004 Plan. Therefore, on November 25, 2009, in lieu of options, the Company made awards of restricted stock at no charge. The number of shares awarded Robert V. Dickinson, Chief Executive Officer, was 62,500, while the number of shares awarded each of the Company Chief Financial Officer and Vice Presidents, Kevin J. Berry, Kyle D. Baker, Daniel Hauk, Juergen Lutz, and Manuel H. Mere, was 25,000 which is one-half of the number of options that the Company has typically awarded such persons each year. Such restricted stock awards count double against the pool of available shares under the 2004 Plan. These awards vest based on continued employment ratably over sixteen fiscal quarters, starting with the fourth quarter of fiscal 2010 (January 1-March 31, 2010), based on Company performance. During the first five quarters, vesting is based on revenue and operating cash performance, with the California Micro Devices Board to determine the vesting metrics for future fiscal years once the annual operating plan for each year has been approved. In the event of a change of control, these awards will revert to time-based vesting with the vesting schedule for time based vesting to mirror the vesting for typical option grants (25% one year after the grant date and 6.25% for each of the next 12 quarterly anniversaries of such date). In addition, there is one-year vesting acceleration in the event of employment termination without cause or resignation for good reason within one year of the change of control, except that the vesting acceleration of the Chief Executive Officer’s award will be in full. Vesting also accelerates under the agreements in certain instances in which the officer’s employment so ceases in advance, but within contemplation, of a change of control.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards

The summary compensation table and grants of plan-based awards are described above in “Compensation Discussion and Analysis.”

Outstanding Equity Awards At Fiscal Year-End 2009

The following table sets forth information regarding the outstanding equity awards held by our named executive officers as of March 31, 2009:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($/Sh)	Option Expiration Date
Robert V. Dickinson	350,000	—	6.40	4/16/2011
President and Chief Executive Officer	70,312	—	5.00	8/7/2012
	150,000	—	5.95	8/12/2014
	131,250	18,750	6.64	8/25/2015
	78,125	46,875	4.37	8/23/2016
	46,875	78,125	3.70	8/24/2017
	—	125,000	3.12	8/21/2018

Kevin J. Berry	5,000	—	7.11	3/17/2016
Chief Financial Officer	109,375	65,625	3.67	7/10/2016
	18,751	31,249	3.70	8/24/2017
	—	50,000	3.12	8/21/2018

Kyle D. Baker	100,000	—	8.05	8/6/2011
Vice President, Marketing	30,000	—	5.06	8/6/2012
	6,775	—	4.50	1/22/2013
	50,000	—	5.95	8/12/2014
	65,626	9,374	6.64	8/25/2015
	31,251	18,749	4.37	8/23/2016
	18,751	31,249	3.70	8/24/2017
	—	50,000	3.12	8/21/2018

Daniel Hauck Vice President, Sales	37,500	112,500	3.36	2/13/2018

Juergen Lutz	131,250	18,750	6.83	7/27/2015
Vice President, Engineering	31,251	18,749	4.37	8/23/2016
	18,751	31,249	3.70	8/24/2017
	—	50,000	3.12	8/21/2018

Manuel H. Mere	25,000	—	12.50	11/2/2010
Vice President, Operations and Information Systems	23,500	—	6.70	8/20/2011
	6,650	—	5.06	8/6/2012
	40,000	—	5.95	8/12/2014
	56,876	8,124	6.64	8/25/2015
	31,251	18,749	4.37	8/23/2016
	18,751	31,249	3.70	8/24/2017
	—	50,000	3.12	8/21/2018

(1)	All options listed in this table become exercisable as to 25% of the underlying shares on the first anniversary of the grant date, with 6.25% vesting each additional three months thereafter over the following three years. Subject to earlier termination in certain events relating to termination of employment, all of the options listed have a term of 10 years, thus their grant date is 10 years prior to the expiration date shown in the far right column. Vesting of the options is subject to acceleration under the circumstances described under “Employment Contracts and Termination of Employment and Change-in-Control Arrangements.”

Fiscal Year 2009 Option Exercises and Stock Vested

During fiscal 2009, our named executive officers did not exercise any of their outstanding options.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert V. Dickinson	—	—	—	—
Kevin J. Berry	—	—	—	—
Kyle D. Baker	—	—	—	—
Daniel Hauck	—	—	—	—
Juergen Lutz	—	—	—	—
Manuel H. Mere	—	—	—	—

Pension Benefits

None of our named executives participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us. The Compensation Committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code (the “Code”), may elect to adopt qualified or non-qualified defined benefit plans if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executives participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The Compensation Committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Our executive officers typically joined the Company under the terms of offer letters which specified that their employment was at will and which detailed their compensation, including initial stock option grants. In some instances there were provisions that dealt with severance and/or option acceleration in the event of a change of control. All of the offer letter provisions regarding severance or option agreements have been replaced by new agreements described below. As with all of our employees, our executive officers are parties to an Employment, Confidentiality, and Intellectual Property Agreement with the Company providing for their employment to be at will, for them not to disclose our confidential information to third parties or to use it other than for the benefit of the Company, and for them to assign inventions they make to the Company.

The Company has entered into agreements with its named executive officers to provide them in certain circumstances with severance pay and, in the event of a change of control, acceleration of the vesting of their stock options. Under these agreements, the Company pays (or in the event of a change of control, the surviving company pays) the named executive officers severance pay of six months base salary, generally to be paid monthly, and COBRA benefits if they are terminated without cause or if they resign for good reason except that Mr. Berry would receive severance pay and COBRA benefits for nine months and Mr. Dickinson would receive severance pay and COBRA benefits for 12 months, unless there has been a change of control in which case these time periods would be doubled for all the named executive officers. In order to continue to receive the severance pay under the agreements, the officer must grant the Company a release, not compete with the Company and not solicit its employees while receiving severance, and assist in transitioning his duties.

Options are accelerated so that the officer receives an additional year of vesting (two years in the case of Mr. Dickinson) after a change of control in which their options are assumed in the event of a termination without cause or a resignation for good reason within the following 12 months. Option acceleration under the agreements also applies in certain instances in which the officer’s employment so ceases in advance, but within contemplation, of a change of control. In the event of option acceleration, the named executive officer has one year from employment termination to exercise his option rather than ninety (90) days.

In addition, the restricted stock award agreements the Company entered into with its named executive officers provide that following a change in control, the vesting switches from being performance based to time based, with the vesting schedule for time based vesting to mirror the vesting for typical option grants (25% one year after the grant date and 6.25% for each of the next 12 quarterly anniversaries of such date). Furthermore, in the event of termination without cause or resignation for good reason within 12 months of the change of control, the vesting is accelerated by one year for each named executive officer other than the Chief Executive Officer for whom the vesting is accelerated in full. Vesting also accelerates under the agreements in certain instances in which the officer’s employment so ceases in advance, but within contemplation, of a change of control.

Fiscal End 2009 Severance Benefits

The table below shows the value of these benefits were the named executive officers to have been terminated without cause or to have resigned with good reason on March 31, 2009, including if there had been a change of control or if there had not been a change in control on such date.

Fiscal End 2009 Severance Benefits

Name and Principal Position	Severance Pay, if no Change in Control ($)	COBRA benefits if no change in control (1) ($)	Total Benefit, if no change in control ($)	Severance Pay, if Change in Control ($)	COBRA benefits if change in control (1) ($)	Value of Option Acceleration if Change of Control (2)($)	Total Benefit if change in control ($)
Robert V. Dickinson President and Chief Executive Officer	378,450	17,820	396,270	756,900	26,730	—	783,630
Kevin J. Berry, Chief Financial Officer	179,186	17,273	196,459	358,372	34,546	—	392,918
Kyle D. Baker Vice President, Marketing	119,458	11,516	130,974	238,916	23,032	—	261,948
Daniel Hauck Vice President, Sales	115,443	11,516	126,959	230,886	23,032	—	253,918
Juergen Lutz Vice President, Engineering	119,458	3,425	122,883	238,916	6,850	—	245,766
Manuel H. Mere Vice President, Operations and Information Systems	115,443	3,434	118,877	230,886	6,868	—	237,754

(1)	Calculated using the same assumptions used for financial reporting under generally accepted accounting principles.

(2)	Assumes that the price per share of the Common Stock is the closing price of March 31, 2009, of $2.43 per share and that the accelerated options were exercised on that date. The value of option acceleration is zero because all of the options held by the executive officers had exercise prices in excess of $2.43.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since the beginning of the Company’s fiscal year ended March 31, 2009, there were no transactions between California Micro Devices and any of its directors, executive officers or any holder of five percent or more of our common stock that are required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. However, in the Company’s recent proxy contest, Messrs. Fichthorn, Gullard and Potashner were the nominees of stockholder Dialectic Capital Management (“Dialectic”), of which Mr. Fichthorn is an affiliate and which owns approximately 8.5% of the Company’s outstanding stock. In addition, Dialectic sought reimbursement from the Company of its approximately $450,000 worth of expenses from the proxy contest. In light of the pending transactions with ON Semiconductor, the California Micro Devices Board declined this request but agreed to re-consider the matter in the future if the Offer does not close.

Policies and Procedures for Approving Related Party Transactions

The Company’s Code of Business Conduct and Ethics requires disclosure to the Chief Financial or Executive Officer of any proposed transaction in which a related person, such as an employee, officer, director, or 5% or greater stockholder, or their immediate family members, has a material interest. If such proposed transaction is material to the Company, then the Audit Committee must determine whether to authorize the transaction, taking into account such factors as the nature of the proposed transaction and the related person’s interest and whether the transaction is just and reasonable as to the Company. For the most significant transactions, for example those involving more than $120,000 and involving an executive officer or board member, then the full Board of Directors would make this determination rather than the Audit Committee. The Audit Committee or Board of Directors, as the case may be, may ratify interested person transactions that have already been undertaken. Our Code of Business Conduct and Ethics is posted on our website located at www.cmd.com on the “Investors” webpage. The information on our website is not incorporated into this Information Statement.

AUDIT COMMITTEE REPORT

The Audit Committee of the Company’s Board of Directors oversees the Company’s financial reporting process on behalf of the Board of Directors. In addition, the Audit Committee provides independent, objective oversight of the Company’s accounting functions and controls. The Audit Committee operates under a written charter adopted by the Board of Directors.

The Audit Committee is composed of three directors, each of whom qualifies as “independent” under the current listing requirements of NASDAQ and each of whom is an “audit committee financial expert” for purposes of the SEC’s rules. The current members of the Audit Committee are David L. Wittrock (Chairman), and Wade F. Meyercord and Dr. John L. Sprague. The Audit Committee acts pursuant to a written charter that was adopted by the Board of Directors in May 2006.

On behalf of the Board of Directors, the Audit Committee retains the Company’s independent accountants, reviews the arrangements for and scope of the audit by the Company’s independent accountants and their independence, and oversees generally the integrity and quality of the Company’s financial accounting and reporting practices and its system of internal accounting controls. It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the Company’s financial statements and the reporting process, including the system of internal controls. The independent accountants are responsible in their report for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

In this context, the Audit Committee has met and held discussions with management and the independent accountants, both separately and together, including to discuss with the independent accountants the overall scope and plans for their respective audits. Management represented to the Audit Committee that the Company’s financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the financial statements and critical accounting policies with management and the independent accountants. The Audit Committee discussed with the independent accountants the results of their examinations, their evaluations of the Company’s internal control, the overall quality of the Company’s financial reporting, and matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards) as modified or supplemented, including the auditor’s judgments about the quality, as well as the acceptability, of the Company’s accounting principles as applied in the financial reporting, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Company’s independent accountants also provided to the Audit Committee the written disclosures and letter required from the independent accountants by Rule 3526, “Communication with Audit Committee Concerning Independence”, of the Public Company Accounting Oversight Board, as may be modified or supplemented, and the Audit Committee discussed with the independent accountants that firm’s independence from management and the Company, including the matters in such written disclosures and letter.

Based on the Audit Committee’s4 discussion with management and the independent accountants and the Audit Committee’s review of the representations of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company’s Annual Report on Form 10-K5 for the fiscal year ended March 31, 2009, for filing with the SEC. The Audit Committee and the Board of Directors have also approved, subject to stockholder ratification, the selection of the Company’s independent accountants6.

AUDIT COMMITTEE

David L. Wittrock, Chairman

Wade F. Meyercord

Dr. John L. Sprague

[5]	As of June 15, 2009, the individuals listed below constituted the Audit Committee of California Micro Devices and performed the actions set forth in this paragraph.
[6]	This refers to California Micro Devices’ Annual Report on Form 10-K filed with the SEC on June 15, 2009.
[7]	The material in this report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, our directors, executive officers and any persons holding more than 10% of our Common Stock are required to report their initial ownership of our Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and we are required to identify in this Information Statement those persons who failed to timely file these reports. To our knowledge, based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us pursuant to Rule 16a-3(e) of Exchange Act, we believe that all of the Section 16 filing requirements were satisfied for fiscal 2009.

FEES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The table below shows the fees billed for fiscal 2009 and 2008 by Grant Thornton, as the principal accountant retained to audit the Company’s financial statements, categorized as audit fees, audit-related fees, tax fees, and all other fees.

Audit and Non-Audit Fees

	2008	2009
Audit Fees	$559,930	$390,453
Audit-Related Fees	8,774	11,684
Tax Fees	23,050	—
All Other Fees	10,486	6,575

Total	$602,240	$408,712

Audit fees consist of the aggregate fees billed for the audit of the Company’s annual financial statements, including amounts related to the audit of the Company’s internal controls over financial reporting, and for the review of the financial statements included in the Company’s quarterly reports of Form 10-Q. Audit-related fees are fees billed for assurance and related services reasonably related to the performance of the audit or review of the financial statements but which are not included as audit fees. Tax fees are fees billed for tax compliance, tax advice, and tax planning. All Other Fees consist of charges related to S-8 filings, review of SEC comment letter and/or other work.

Pre-Approval Policies and Procedures

Our Audit Committee approves the terms and fees of 100% of the audit and permissible non-audit services by our independent accountants in advance of the provision of any such services.

ANNEX II

December 12, 2009

Board of Directors

California Micro Devices Corporation

490 N. McCarthy Blvd., No. 100,

Milpitas, CA 95035-5112

Gentlemen:

We understand that California Micro Devices Corporation (the “Company”), ON Semiconductor Corporation (“Parent”) and a wholly-owned subsidiary of Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a price of $4.70 per share, net to the seller in cash (the “Offer Price”). We also understand that, pursuant to the Merger Agreement, following completion of the Offer, Merger Sub will merge with and into the Company (the “Merger”), as a result of which the Company will become a wholly-owned subsidiary of Parent and each issued and outstanding share of Company Common Stock (other than shares held in the treasury of the Company or owned. directly or indirectly, by Parent or Merger Sub or held by the Company or any subsidiary of the Company, or as to which dissenter’s rights have been perfected) will be converted into the right to receive $4.70 per share in cash (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have. among other things: (i) reviewed a draft of the Merger Agreement dated December 8, 2009; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) reviewed certain research analyst projections with respect to the Company; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; (viii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated December 8, 2009, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or Parent or the contemplated benefits of the Transaction. With respect to the financial forecasts for the Company provided to us by the management of the Company, we

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have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation. of the future operating and financial performance of the Company. We express no opinion with respect to any forecasts or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company or Parent nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further. our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. We have not been requested to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or any part of the Company, nor were we requested to, and we did not, provide financial advice to the Company during course of negotiations between the Company and Parent, or participate in the negotiation or structuring of the Transaction. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Board of Directors of the Company as financial advisor in connection with the Transaction and to render this opinion and will receive a fee for our services, none of which is contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our out-of-pocket expenses. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the proposed Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation//recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

/s/ Needham & Company, LLC

Needham & Company, LLC

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ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all

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or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

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Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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